Exhibit 99.1

Quarterly Report to Shareholders Scotiabank reports first quarter results TORONTO, February 26, 2019 – Scotiabank reported first quarter net income of $2,247 million compared to $2,337 million in the same period last year. Diluted earnings per share were $1.71, compared to $1.86 in the same period a year ago. Return on equity was 13.5% compared to 16.2% last year. Adjusting for Acquisition-related costs (1) , net income decreased 3% to $2,291 million and diluted earnings per share declined 6% to $1.75 compared to $1.87 last year. Return on equity was 13.7% compared to 16.3% a year ago. In the same period a year ago, earnings included an accounting benefit of $150 million ($203 million pre-tax), or 12 cents of diluted earnings per share, driven by the re-measurement of a liability from an employee benefit plan. “In the first quarter, we demonstrated continued progress in the execution of our strategy to further de-risk the Bank, simplify our operations, and position the Bank for further growth. We had a solid start to the year with strong earnings growth in International Banking and Wealth Management. This quarter also saw good progress related to the integration of recent acquisitions which is proceeding as expected” said Brian Porter, President and CEO of Scotiabank. “While significant market volatility impacted some of our business lines, we still experienced strong growth. In addition, credit quality remains strong and in line with recent quarters.” International Banking reported strong results this quarter, with adjusted annual earnings growth of 18% on a constant currency basis. The growth was driven largely by strong loan and deposit growth in the Pacific Alliance and positive operating leverage. The Bank’s Common Equity Tier 1 capital ratio remains above 11% and will further benefit from the dispositions announced this quarter, which positions the Bank well to continue to invest in line with its strategic objectives. This quarter we announced a 2 cent increase in the quarterly dividend to 87 cents per common share, 6% higher than a year ago. “For the remainder of 2019, integration of recent acquisitions will remain a key focus for the Bank. We have a focused strategic agenda and strong management team to execute on our plans for the year to achieve our medium-term objectives.” (1) Refer to Non-GAAP Measures on page 4 for details. Live audio Web broadcast of the Bank’s analysts’ conference call. See page 66 for details.

Financial Highlights

	As at and for the three months ended
(Unaudited)	January 31 2019	October 31 2018	January 31 2018
Operating results ($ millions)
Net interest income	4,274	4,220	3,936
Non-interest income	3,330	3,228	3,152
Total revenue	7,604	7,448	7,088
Provision for credit losses	688	590	544
Non-interest expenses	4,171	4,064	3,498
Income tax expense	498	523	709
Net income	2,247	2,271	2,337
Net income attributable to common shareholders	2,107	2,114	2,249
Operating performance
Basic earnings per share ($)	1.72	1.72	1.88
Diluted earnings per share ($)	1.71	1.71	1.86
Return on equity (%)	13.5	13.8	16.2
Productivity ratio (%)	54.9	54.6	49.3
Core banking margin (%)(1)	2.45	2.47	2.46
Financial position information ($ millions)
Cash and deposits with financial institutions	52,942	62,269	57,365
Trading assets	106,956	100,262	105,664
Loans	566,105	551,834	503,197
Total assets	1,034,283	998,493	923,152
Deposits	690,879	676,534	635,837
Common equity	62,525	61,044	55,081
Preferred shares and other equity instruments	3,884	4,184	4,579
Assets under administration	521,931	516,033	470,939
Assets under management	281,489	282,219	210,828
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	11.1	11.1	11.2
Tier 1 capital ratio (%)	12.5	12.5	12.7
Total capital ratio (%)	14.6	14.3	14.6
Leverage ratio (%)	4.4	4.5	4.6
CET1 risk-weighted assets ($ millions)(2)	408,565	400,507	382,248
Liquidity coverage ratio (LCR) (%)	128	124	128
Credit quality
Net impaired loans ($ millions)	3,607	3,453	3,288
Allowance for credit losses ($ millions)(3)	5,199	5,154	4,923
Net impaired loans as a % of loans and acceptances	0.61	0.60	0.63
Provision for credit losses as a % of average net loans and acceptances (annualized)(4)	0.47	0.39	0.42
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized)(4)	0.47	0.42	0.43
Net write-offs as a % of average net loans and acceptances (annualized)	0.50	0.45	0.46
Adjusted results(1)
Adjusted net income ($ millions)	2,291	2,345	2,350
Adjusted diluted earnings per share ($)	1.75	1.77	1.87
Adjusted return on equity (%)	13.7	14.1	16.3
Adjusted productivity ratio (%)	54.1	53.2	49.1
Adjusted provision for credit losses as a % of average net loans and acceptances(4)	0.47	0.39	0.42
Common share information
Closing share price ($) (TSX)	74.80	70.65	81.72
Shares outstanding (millions)
Average – Basic	1,226	1,230	1,199
Average – Diluted	1,255	1,246	1,215
End of period	1,226	1,227	1,198
Dividends paid per share ($)	0.85	0.85	0.79
Dividend yield (%)(5)	4.8	4.6	3.8
Market capitalization ($ millions) (TSX)	91,679	86,690	97,901
Book value per common share ($)	51.01	49.75	45.98
Market value to book value multiple	1.5	1.4	1.8
Price to earnings multiple (trailing 4 quarters)	11.1	10.2	11.9
Other information
Employees (full-time equivalent)(6)	98,508	97,021	88,803
Branches and offices	3,076	3,095	2,996
(1)	Refer to page 4 for a discussion of Non-GAAP measures.
(2)

In accordance with OSFI’s requirements, effective January 31, 2019, credit valuation adjustment (CVA) risk-weighted assets (RWA) have been fully phased-in. In the prior year, CVA RWA were calculated using scalars of 0.80, 0.83 and 0.86 to compute the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.

(3)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(4)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.
(5)	Based on the average of the high and low common share prices for the period.
(6)	Prior period amounts have been restated to conform with current period presentation.

2    Scotiabank First Quarter Report 2019

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended January 31, 2019. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2018 Annual Report. This MD&A is dated February 26, 2019.

Additional information relating to the Bank, including the Bank’s 2018 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2018 Annual Report and Annual Information Form are available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis

4	Non-GAAP Measures

9	Group Financial Performance

12	Business Segment Review

19	Geographic Highlights

19	Quarterly Financial Highlights

20	Financial Position

20	Risk Management

33	Capital Management

34	Financial Instruments

35	Off-Balance Sheet Arrangements

35	Regulatory Developments

36	Accounting Policies and Controls

37	Economic Outlook

38	Share Data

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2018 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank as described in the Bank’s annual financial statements (See “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2018 Annual Report) and updated by quarterly reports; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; anti-money laundering; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section of the Bank’s 2018 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The forward-looking statements contained in this document are presented for the purpose of assisting the holders of the Bank’s securities and financial analysts in understanding the Bank’s financial position and results of operations as at and for the periods ended on the dates presented, as well as the Bank’s financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank First Quarter Report 2019    3

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this report and defined below.

Adjusted results and diluted earnings per share

The following tables present reconciliations of GAAP Reported financial results to non-GAAP Adjusted financial results. The financial results have been adjusted for the following:

Acquisition-related costs – Acquisition-related costs are defined as:

1.

Integration costs – Includes costs that are incurred and relate to integrating the acquired operations. These costs will cease once integration is complete. The costs relate to the following acquisitions:

•	Jarislowsky, Fraser Limited
•	MD Financial Management
•	BBVA Chile
•	Citibank consumer and small and medium enterprise operations, Colombia.

2.

Day 1 provision for credit losses on acquired performing financial instruments, as required by IFRS 9. The standard does not differentiate between originated and purchased performing loans and as such, requires the same accounting treatment for both. These credit losses are considered Acquisition-related costs in periods where applicable. These costs relate to BBVA Chile and Citibank Colombia.

3.	Amortization of Acquisition-related intangible assets, excluding software. These costs relate to the four acquisitions above as well as prior acquisitions.

4    Scotiabank First Quarter Report 2019

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended
($ millions)	January 31 2019	October 31 2018	January 31 2018
Reported Results
Net interest income	$4,274	$4,220	$3,936
Non-interest income	3,330	3,228	3,152
Total revenue	7,604	7,448	7,088
Provision for credit losses	688	590	544
Non-interest expenses	4,171	4,064	3,498
Income before taxes	2,745	2,794	3,046
Income tax expense	498	523	709
Net income	$2,247	$2,271	$2,337
Net income attributable to non-controlling interests in subsidiaries (NCI)	111	92	58
Net income attributable to equity holders	2,136	2,179	2,279
Net income attributable to common shareholders	2,107	2,114	2,249
Diluted earnings per share (in dollars)	$1.71	$1.71	$1.86
Adjustments for Acquisition-related costs
Day 1 provision for credit losses on acquired performing financial instruments(1)	$–	$–	$–
Integration costs(2)	31	75	–
Amortization of Acquisition-related intangible assets, excluding software(2)	30	27	18
Acquisition-related costs (Pre-tax)	61	102	18
Income tax expense	17	28	5
Acquisition-related costs (After tax)	44	74	13
Adjustment attributable to NCI	5	9	–
Acquisition-related costs (After tax and NCI)	$39	$65	$13
Adjusted Results
Net interest income	$4,274	$4,220	$3,936
Non-interest income	3,330	3,228	3,152
Total revenue	7,604	7,448	7,088
Provision for credit losses	688	590	544
Non-interest expenses	4,110	3,962	3,480
Income before taxes	2,806	2,896	3,064
Income tax expense	515	551	714
Net income	$2,291	$2,345	$2,350
Net income attributable to NCI	116	101	58
Net income attributable to equity holders	2,175	2,244	2,292
Net income attributable to common shareholders	2,146	2,179	2,262
Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders	$2,146	$2,179	$2,262
Dilutive impact of share-based payment options and others	45	21	13
Adjusted net income attributable to common shareholders (diluted)	$2,191	$2,200	$2,275
Weighted average number of basic common shares outstanding (millions)	1,226	1,230	1,199
Dilutive impact of share-based payment options and others (millions)	29	16	16
Adjusted weighted average number of diluted common shares outstanding (millions)	1,255	1,246	1,215
Adjusted diluted earnings per share (in dollars)	$1.75	$1.77	$1.87
Impact of adjustments on diluted earnings per share (in dollars)	$0.04	$0.06	$0.01
(1)	Recorded in provision for credit losses.
(2)	Recorded in non-interest expenses.

Scotiabank First Quarter Report 2019    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of reported and adjusted results and diluted earnings per share by business line

Canadian Banking(1)	For the three months ended
($ millions)	January 31 2019	October 31 2018	January 31 2018
Reported Results
Net interest income	$2,036	$2,029	$1,939
Non-interest income	1,379	1,414	1,364
Total revenue	3,415	3,443	3,303
Provision for credit losses	233	198	210
Non-interest expenses	1,730	1,747	1,605
Income before taxes	1,452	1,498	1,488
Income tax expense	379	383	386
Net income	$1,073	$1,115	$1,102
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	–	–
Net income attributable to equity holders	$1,073	$1,115	$1,102
Adjustments
Acquisition-related costs
Day 1 provision for credit losses on acquired performing financial instruments(2)	$–	$–	$–
Integration costs(3)	7	28	–
Amortization of Acquisition-related intangible assets, excluding software(3)	14	14	7
Acquisition-related costs (Pre-tax)	21	42	7
Income tax expense	5	11	2
Adjustments for Acquisition-related costs (After tax)	16	31	5
Adjustment attributable to NCI	–	–	–
Adjustments for Acquisition-related costs (After tax and NCI)	$16	$31	$5
Adjusted Results
Net interest income	$2,036	$2,029	$1,939
Non-interest income	1,379	1,414	1,364
Total revenue	3,415	3,443	3,303
Provision for credit losses	233	198	210
Non-interest expenses	1,709	1,705	1,598
Income before taxes	1,473	1,540	1,495
Income tax expense	384	394	388
Net income	$1,089	$1,146	$1,107
Net income attributable to NCI	–	–	–
Net income attributable to equity holders	$1,089	$1,146	$1,107
(1)	Refer to Business Segment Review on page 12.
(2)	Recorded in provision for credit losses.
(3)	Recorded in non-interest expenses.

6    Scotiabank First Quarter Report 2019

MANAGEMENT’S DISCUSSION & ANALYSIS

International Banking(1)	For the three months ended
($ millions)	January 31 2019	October 31 2018	January 31 2018
Reported Results
Net interest income	$2,080	$2,030	$1,707
Non-interest income	1,251	1,104	997
Total revenue	3,331	3,134	2,704
Provision for credit losses	470	412	344
Non-interest expenses	1,742	1,721	1,442
Income before taxes	1,119	1,001	918
Income tax expense	226	197	193
Net income	$893	$804	$725
Net income attributable to non-controlling interests in subsidiaries (NCI)	111	92	58
Net income attributable to equity holders	$782	$712	$667
Adjustments
Acquisition-related costs
Day 1 provision for credit losses on acquired performing financial instruments(2)	$–	$–	$–
Integration costs(3)	24	47	–
Amortization of Acquisition-related intangible assets, excluding software(3)	16	13	11
Acquisition-related costs (Pre-tax)	40	60	11
Income tax expense	12	17	3
Adjustments for Acquisition-related costs (After tax)	28	43	8
Adjustment attributable to NCI	5	9	–
Adjustments for Acquisition-related costs (After tax and NCI)	$23	$34	$8
Adjusted Results
Net interest income	$2,080	$2,030	$1,707
Non-interest income	1,251	1,104	997
Total revenue	3,331	3,134	2,704
Provision for credit losses	470	412	344
Non-interest expenses	1,702	1,661	1,431
Income before taxes	1,159	1,061	929
Income tax expense	238	214	196
Net income	$921	$847	$733
Net income attributable to NCI	116	101	58
Net income attributable to equity holders	$805	$746	$675
(1)	Refer to Business Segment Review on page 14.
(2)	Recorded in provision for credit losses.
(3)	Recorded in non-interest expenses.

Scotiabank First Quarter Report 2019    7

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of International Banking’s reported results and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis, refer to page 15. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for International Banking for prior periods.

	For the three months ended
($ millions)	October 31, 2018			January 31, 2018
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,030	$(8)	$2,038	$1,707	$(22)	$1,729
Non-interest income	1,104	5	1,099	997	6	991
Total revenue	3,134	(3)	3,137	2,704	(16)	2,720
Provision for credit losses	412	1	411	344	–	344
Non-interest expenses	1,721	(5)	1,726	1,442	(6)	1,448
Income tax expense	197	–	197	193	(2)	195
Net income	$804	$1	$803	$725	$(8)	$733
Net income attributable to non-controlling interest in subsidiaries	$92	$2	$90	$58	$–	$58
Net income attributable to equity holders of the Bank	$712	$(1)	$713	$667	$(8)	$675
Other measures
Average assets ($ billions)	$193	$–	$193	$153	$4	$149
Average liabilities ($ billions)	$153	$(1)	$154	$117	$(2)	$119

The above table is computed on a basis that is different than the table “Impact of foreign currency translation” in Group Financial Performance on page 9.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and average trading assets within Global Banking and Markets.

Core banking margin

This ratio represents net interest income divided by core banking assets.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

In the current quarter, in line with OSFI’s increased Domestic Stability Buffer requirements, the Bank increased its attributed capital to the business line to approximately 10.0% of Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent in each business segment. Previously, capital was attributed based on a methodology that approximated 9.5% of Basel III common equity capital requirements.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed. Prior period returns on equity for the business segments have not been restated.

8    Scotiabank First Quarter Report 2019

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance

The Bank’s reported net income this quarter was $2,247 million compared to $2,337 million in the same period last year, and $2,271 million last quarter. Diluted earnings per share were $1.71 compared to $1.86 in the same period last year and $1.71 last quarter. Return on equity was 13.5% compared to 16.2% last year and 13.8% last quarter.

Adjusting for Acquisition-related costs of $44 million after tax ($61 million pre-tax), net income was $2,291 million down 3% compared to $2,350 million last year. Adjusted diluted earnings per share declined 6% to $1.75 compared to $1.87 last year and adjusted return on equity was 13.7% compared to 16.3% a year ago. Last year’s net income included an accounting benefit of $150 million ($203 million pre-tax), an impact of 12 cents on diluted earnings per share, driven by remeasurement of an employee benefit liability from certain plan modifications (“benefits remeasurement”).

Net income was down 2% compared to $2,345 million last quarter. Adjusted diluted earnings per share declined 1% compared to $1.77 last quarter and adjusted return on equity was 13.7% compared to 14.1% last quarter.

Impact of foreign currency translation

The table below reflects the estimated impact of foreign currency translation on key income statement items and is computed on a basis that is different than the table “Constant dollar” in Non-GAAP Measures on page 8.

	Average exchange rate			% Change
For the three months ended	January 31, 2019	October 31, 2018	January 31, 2018	January 31, 2019 vs. October 31, 2018	January 31, 2019 vs. January 31, 2018
U.S dollar/Canadian dollar	0.751	0.768	0.791	(2.2)%	(5.1)%
Mexican Peso/Canadian dollar	14.887	14.586	15.039	2.1%	(1.0)%
Peruvian Sol/Canadian dollar	2.522	2.542	2.558	(0.8)%	(1.4)%
Colombian Peso/Canadian dollar	2,396	2,326	2,336	3.0%	2.6%
Chilean Peso/Canadian dollar	509.759	516.094	493.969	(1.2)%	3.2%

Impact on net income(1) ($ millions except EPS)	January 31, 2019 vs. October 31, 2018	January 31, 2019 vs. January 31, 2018
Net interest income	$14	$25
Non-interest income(2)	13	19
Non-interest expenses	(16)	(28)
Other items (net of tax)	1	1
Net income	$12	$17
Earnings per share (diluted)	$0.01	$0.01
Impact by business line ($ millions)
Canadian Banking	$2	$2
International Banking(2)	12	22
Global Banking and Markets	6	18
Other(2)	(8)	(25)
Net income	$12	$17
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Financial performance commentary

Net income

Q1 2019 vs Q1 2018

Net income was $2,247 million compared to $2,337 million, a decrease of $90 million or 4%. Adjusting for Acquisition-related costs, net income was $2,291 million compared to $2,350 million, down 3%. Last year’s benefits remeasurement reduced growth by 7% or $150 million after tax ($203 million pre-tax). Higher net interest income driven by asset growth, including contributions from acquisitions and lower income taxes, were partly offset by lower non-interest income due primarily to lower trading revenues, higher non-interest expenses and higher provision for credit losses. The additional month of income from the Alignment of reporting period of Peru with the Bank (“Alignment of reporting period”) in the current quarter increased net income by 2%.

Q1 2019 vs Q4 2018

Net income was $2,247 million compared to $2,271 million, down $24 million or 1%. Adjusting for Acquisition-related costs, net income was $2,291 million compared to $2,345 million, down 2%. Higher non-interest expenses and higher provision for credit losses were partly offset by the impact of acquisitions, higher net interest income, higher non-interest income, net of lower trading revenues, and lower income taxes. The current quarter also benefitted from an additional month of income from the Alignment of reporting period.

Net interest income

Q1 2019 vs Q1 2018

Net interest income was $4,274 million, an increase of $338 million or 9%, of which approximately two-thirds relates to the impact of acquisitions. The remaining increase was driven by improved deposit spreads and volume growth in Canadian Banking, higher volume of commercial and retail lending in International Banking, and corporate loans in Global Banking and Markets.

Scotiabank First Quarter Report 2019    9

MANAGEMENT’S DISCUSSION & ANALYSIS

The core banking margin was down one basis point to 2.45%. The change in business mix from the impact of acquisitions in International Banking, and higher margins in Canadian Banking was offset by lower margin in Global Banking and Markets and lower contribution from asset/liability management activities.

Q1 2019 vs Q4 2018

Net interest income was $4,274 million, an increase of $54 million or 1%. This increase was due primarily to growth in commercial and retail lending in International Banking, corporate loans in Global Banking and Markets, and residential mortgages in Canadian Banking and the favourable impact of foreign currency translation.

The core banking margin was 2.45%, down two basis points. Higher margins in Global Banking and Markets were more than offset by lower margins in Canadian Banking and lower contribution from asset/liability management activities.

Non-interest income

Q1 2019 vs Q1 2018

Non-interest income was $3,330 million, an increase of $178 million or 6%, driven by acquisitions, net of the impact of the new revenue accounting standard that requires card expenses to be netted against card revenues, applied prospectively. Higher banking revenues, gain on sale of a foreclosed asset, the Alignment of the reporting period and foreign currency translation was offset by lower trading revenues and advisory fees.

Q1 2019 vs Q4 2018

Non-interest income of $3,330 million increased $102 million or 3%, of which approximately one-third was driven by acquisitions, net of the impact of the new revenue accounting standard. The remaining growth relates to gains on financial instruments, gain on sale of a foreclosed asset, the net impact of the Alignment of the reporting period, and foreign currency translation, partly offset by lower trading revenues and income from associated corporations.

Provision for credit losses

Q1 2019 vs Q1 2018

The provision for credit losses was $688 million, an increase of $144 million or 26% due to higher retail and commercial provisions.

Provision on impaired loans was $679 million, up $115 million due primarily to higher retail provisions in International Banking in line with portfolio growth including acquisitions and higher provision for one fraud-related commercial account in Canadian Banking. The provision for credit losses ratio on impaired loans was 47 basis points, an increase of four basis points.

Provision on performing loans was $9 million, up $29 million in line with portfolio growth in Canadian Banking and International Banking and the impact of changes to the Bank’s macro-economic outlook. The provision for credit losses ratio increased five basis points to 47 basis points.

Q1 2019 vs Q4 2018

The provision for credit losses was $688 million, an increase of $98 million or 17% due to higher retail and commercial provisions.

Provision on impaired loans was $679 million, an increase of $42 million or 7%, due primarily to higher retail and commercial provisions in Canadian Banking and lower recoveries in Global Banking and Markets partially offset by lower commercial provisions in International Banking. The provision for credit losses ratio on impaired loans was 47 basis points, an increase of five basis points.

Provision for performing loans increased $56 million, due primarily to higher provisions in International Banking as last quarter benefitted from the reversal of previously recorded provision for hurricanes. This was partly offset by reversals in Global Banking and Markets due to improving credit quality in the energy portfolio. The provision for credit losses ratio increased eight basis points to 47 basis points.

Non-interest expenses

Q1 2019 vs Q1 2018

Non-interest expenses were $4,171 million, up $673 million or 19%. Adjusting for Acquisition-related costs, non-interest expenses were up $630 million or 18%. The prior year’s benefit remeasurement of $203 million, the impact of acquisitions and the new revenue accounting standard that requires card expenses to be netted against card revenues, contributed approximately 12% of the growth. The remaining increase was due to higher investments in technology and regulatory initiatives, share-based payments, other business growth-related expenses and the negative impact of foreign currency translation.

The productivity ratio was 54.9% compared to 49.3%. Adjusting for Acquisition-related costs and the impact of prior year’s benefits remeasurement, the productivity ratio was 54.1% compared to 51.9%.

Q1 2019 vs Q4 2018

Non-interest expenses were up $107 million or 3%. Adjusting for Acquisition-related costs, non-interest expenses were up $148 million or 4%. Seasonally higher share-based payments, other employee benefits, business taxes and business support expenses were partly offset by lower professional, advertising, and business development expenses. The impact of the new accounting standard that reduced card expenses was offset by higher expenses related to the impact of acquisitions.

The productivity ratio was 54.9% compared to 54.6%. Adjusting for Acquisition-related costs, the productivity ratio was 54.1% compared to 53.2%.

10    Scotiabank First Quarter Report 2019

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxes

Q1 2019 vs Q1 2018

The effective tax rate was 18.1% compared to 23.3%, due primarily to higher tax benefits in certain jurisdictions and higher tax-exempt income.

Q1 2019 vs Q4 2018

The effective tax rate decreased slightly to 18.1% from 18.7%, due primarily to higher tax benefits in certain jurisdictions, partially offset by higher income in higher tax rate jurisdictions.

Scotiabank First Quarter Report 2019    11

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Business segment results are presented on a taxable equivalent basis, adjusted for the following:

•

The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the Other segment.

•

For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Canadian Banking(1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2019	October 31 2018	January 31 2018
Net interest income	$2,036	$2,029	$1,939
Non-interest income(2)	1,379	1,414	1,364
Total revenue	3,415	3,443	3,303
Provision for credit losses	233	198	210
Non-interest expenses	1,730	1,747	1,605
Income tax expense	379	383	386
Net income	$1,073	$1,115	$1,102
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$1,073	$1,115	$1,102
Other financial data and measures
Return on equity	18.1%	21.3%	24.2%
Net interest margin(3)	2.44%	2.45%	2.41%
Provision for credit losses – performing (Stage 1 and 2)	$4	$10	$(10)
Provision for credit losses – impaired (Stage 3)	$229	$188	$220
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	0.27%	0.23%	0.25%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	0.27%	0.22%	0.27%
Net write-offs as a percentage of average net loans and acceptances (annualized)	0.28%	0.23%	0.25%
Assets under administration ($ billions)	$360	$355	$319
Assets under management ($ billions)	$225	$225	$158
Average assets ($ billions)	$356	$349	$335
Average liabilities ($ billions)	$274	$263	$248
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations of $13 (October 31, 2018 – $23; January 31, 2018 – $15).
(3)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

Net income

Q1 2019 vs Q1 2018

Net income attributable to equity holders was $1,073 million, a decrease of $29 million or 3%. Adjusting for Acquisition-related costs, net income decreased by 2% due primarily to higher non-interest expenses and provision for credit losses partly offset by higher net interest income driven by solid volume growth and the impact of acquisitions. Lower gains on sale of real estate and the prior year gain on the reorganization of Interac impacted earnings growth by 4%.

Q1 2019 vs Q4 2018

Net income attributable to equity holders decreased $42 million or 4%. Adjusting for Acquisition-related costs, net income declined by 5% due primarily to higher provision for credit losses and lower non-interest income, partially offset by lower non-interest expenses.

Average assets

Q1 2019 vs Q1 2018

Average assets grew $21 billion or 6% to $356 billion. The growth included $5 billion or 3% in residential mortgages, $5 billion or 10% in business loans and acceptances, and $2 billion or 3% in personal loans.

Q1 2019 vs Q4 2018

Average assets rose $7 billion or 2%. The growth included $2 billion or 1% in residential mortgages.

Average liabilities

Q1 2019 vs Q1 2018

Average liabilities increased $26 billion or 11%, including strong growth of $11 billion or 7% in personal deposits and strong growth of $9 billion or 12% in non-personal deposits.

12    Scotiabank First Quarter Report 2019

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2019 vs Q4 2018

Average liabilities increased $11 billion or 4%, primarily driven by growth of $4 billion or 3% in personal deposits and $3 billion or 4% in non-personal deposits.

Assets under management (AUM) and assets under administration (AUA)

Q1 2019 vs Q1 2018

AUA of $360 billion increased $41 billion or 13%, primarily driven by the impact of acquisitions, partially offset by market depreciation and net sales. AUM of $225 billion increased $67 billion or 43% driven by the impact of acquisitions, partially offset by market depreciation and net sales.

Q1 2019 vs Q4 2018

AUA increased $5 billion or 1% and AUM was flat.

Net interest income

Q1 2019 vs Q1 2018

Net interest income of $2,036 million increased $97 million or 5%, largely reflecting improved spreads and volume growth in deposits. The margin improved three basis points to 2.44%, primarily driven by the impact of prior interest rate increases by the Bank of Canada.

Q1 2019 vs Q4 2018

Net interest income increased $7 million due mainly to asset growth and deposit growth, offset partially by a one basis point decrease in margin, driven primarily by competitive pricing pressures and higher funding costs.

Non-interest income

Q1 2019 vs Q1 2018

Non-interest income of $1,379 million increased $15 million or 1%. Higher fee income from acquisitions and higher credit fees were mostly offset by reduced net card revenue due to the impact of the new revenue accounting standard, lower gains on sale of real estate and the prior year gain on the reorganization of Interac.

Q1 2019 vs Q4 2018

Non-interest income decreased $35 million, or 2% due to reduced net card revenue related to the impact of the new revenue accounting standard and lower gain on sale of real estate, partially offset by higher wealth management fees.

Provision for credit losses

Q1 2019 vs Q1 2018

The provision for credit losses was $233 million, compared to $210 million. Provision on impaired loans was $229 million, up 4% due primarily to higher provision for one fraud related commercial account. The provision for credit losses ratio on impaired loans remains unchanged at 27 basis points. Provision on performing loans increased $14 million due to higher commercial and retail provisions. The provision for credit losses ratio was 27 basis points, an increase of two basis points.

Q1 2019 vs Q4 2018

The provision for credit losses was $233 million, compared to $198 million. Provision on impaired loans was $229 million, up $41 million due primarily to higher provision for one fraud related commercial account and higher retail provisions. The provision for credit losses ratio on impaired loans was 27 basis points, an increase of five basis points. Provision on performing loans decreased $6 million due to lower commercial provision partially offset by higher retail provision. The provision for credit losses ratio was 27 basis points, an increase of four basis points.

Non-interest expenses

Q1 2019 vs Q1 2018

Non-interest expenses were $1,730 million, an increase of $125 million or 8%. Adjusted for Acquisition-related costs, expenses grew by 7% relating to the impact of acquisitions. Higher investments in regulatory initiatives, digital and technology were offset by the benefits realized from cost-reduction initiatives and the impact of the new revenue accounting standard.

Q1 2019 vs Q4 2018

Non-interest expenses decreased $17 million or 1%. Adjusted for Acquisition-related costs, expenses were flat. Lower marketing costs were offset by investments in regulatory initiatives, digital and technology. The impact of acquisitions was offset by the impact of the new revenue accounting standard.

Taxes

The effective tax rate of 26.1% increased from 26.0% in the prior year and increased from 25.6% in the prior quarter. This was largely due to lower gains on sale of real estate in the current quarter.

Scotiabank First Quarter Report 2019    13

MANAGEMENT’S DISCUSSION & ANALYSIS

International Banking(1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2019	October 31 2018	January 31 2018
Reported
Net interest income	$2,080	$2,030	$1,707
Non-interest income(2)(3)	1,251	1,104	997
Total revenue	3,331	3,134	2,704
Provision for credit losses	470	412	344
Non-interest expenses	1,742	1,721	1,442
Income tax expense	226	197	193
Net income	$893	$804	$725
Net income attributable to non-controlling interest in subsidiaries	$111	$92	$58
Net income attributable to equity holders of the Bank	$782	$712	$667
Other financial data and measures
Return on equity	14.5%	14.3%	16.4%
Net interest margin(4)	4.52%	4.52%	4.66%
Provision for credit losses – performing (Stage 1 and 2)	$19	$(54)	$(2)
Provision for credit losses – impaired (Stage 3)	$451	$466	$346
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	1.28%	1.05%	1.26%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	1.23%	1.20%	1.25%
Net write-offs as a percentage of average net loans and acceptances (annualized)	1.34%	1.24%	1.38%
Average assets ($ billions)	$197	$193	$153
Average liabilities ($ billions)	$154	$153	$117
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended January 31, 2019 – $161 (October 31, 2018 – $201; January 31, 2018 – $133).
(3)

Includes one additional month of earnings relating to Peru of $58 (after tax and NCI $41) in the first quarter of 2019. The fourth quarter of 2018, includes one additional month of earnings related to Thanachart Bank $30 (after tax $22).

(4)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

Net income

Q1 2019 vs Q1 2018

Net income attributable to equity holders of $782 million was up $115 million or 17%. Adjusting for Acquisition-related costs, net income increased $130 million or 19% to $805 million. This growth was driven largely by higher net interest income due to strong loan and deposit growth in the Pacific Alliance countries, the impact of acquisitions, and higher non-interest income, partly offset by increased non-interest expenses and provision for credit losses. The benefit of one additional month of earnings, from the Alignment of the reporting period of Peru with the Bank (“Alignment of reporting period”) increased net income by 6%.

Q1 2019 vs Q4 2018

Net income attributable to equity holders increased by $70 million or 10%. Adjusting for Acquisition-related costs, net income increased by $59 million or 8%. Growth was largely driven by volume growth, a higher impact of the Alignment of reporting period of Peru with the Bank compared to Thailand last quarter, and higher trading revenues and investment security gains, partly offset by the increased provisions for credit losses and non-interest expenses.

14    Scotiabank First Quarter Report 2019

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis that excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to Non-GAAP Measures). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance. Ratios are on a reported basis.

International Banking(1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2019	October 31 2018	January 31 2018
Constant dollars
Net interest income	$2,080	$2,038	$1,729
Non-interest income(2)	1,251	1,099	991
Total revenue	3,331	3,137	2,720
Provision for credit losses	470	411	344
Non-interest expenses	1,742	1,726	1,448
Income tax expense	226	197	195
Net income on constant dollar basis	$893	$803	$733
Net income attributable to non-controlling interest in subsidiaries on a constant dollar basis	$111	$90	$58
Net income attributable to equity holders of the Bank on a constant dollar basis	$782	$713	$675
Other financial data and measures
Average assets ($ billions)	$197	$193	$149
Average liabilities ($ billions)	$154	$154	$119
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended January 31, 2019 – $161 (October 31, 2018 – $207, January 31, 2018 – $141).
(3)

Includes one additional month of earnings relating to Peru of $58 (after tax and NCI $41). The fourth quarter of 2018, includes one additional month of earnings related to Thanachart Bank $30 (after tax $22).

Net income

Q1 2019 vs Q1 2018

Net income attributable to equity holders of $782 million was up $107 million or 16%. Adjusting for Acquisition-related costs, net income increased by $122 million or 18% to $805 million. This growth was largely driven by higher net interest income due to strong loan and deposit growth in the Pacific Alliance countries, the impact of acquisitions, and higher non-interest income, partly offset by increased non-interest expenses and provision for credit losses. The benefit of one additional month of earnings, from the Alignment of the reporting period of Peru with the Bank (“Alignment of reporting period”) increased net income by 6%.

Q1 2019 vs Q4 2018

Net income attributable to equity holders increased by $69 million or 10%. Adjusting for Acquisition-related costs, net income increased by $58 million or 8%. Growth in lending volume, a higher impact of the Alignment of reporting period of Peru with the Bank compared to Thailand last quarter, and higher trading revenues and investment security gains, partly offset by increased provisions for credit losses and non-interest expenses.

Average assets

Q1 2019 vs Q1 2018

Average assets of $197 billion increased $48 billion or 32%, driven by strong loan growth in the Pacific Alliance, partly due to acquisitions. Retail and commercial loan growth were 31% and 27%, respectively.

Q1 2019 vs Q4 2018

Average assets increased 2%, driven by strong loan growth in the Pacific Alliance. Retail loan growth was 2% and commercial loan growth was 2%.

Average liabilities

Q1 2019 vs Q1 2018

Average liabilities of $154 billion increased $35 billion with deposit growth of 19%, primarily in Pacific Alliance, partly due to acquisitions. Retail deposit growth was 16% and non-personal deposit growth was 21%.

Q1 2019 vs Q4 2018

Average liabilities were flat at $154 billion. Deposit growth was 1%.

Net interest income

Q1 2019 vs Q1 2018

Net interest income was $2,080 million, up 20% driven by strong retail and commercial loan growth, of which approximately two-thirds was due to the impact of acquisitions. The net interest margin decreased 14 basis points to 4.52% driven by the business mix impact of acquisitions.

Scotiabank First Quarter Report 2019    15

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2019 vs Q4 2018

Net interest income increased $42 million or 2% driven by good retail and commercial loan growth. The net interest margin was stable.

Non-interest income

Q1 2019 vs Q1 2018

Non-interest income was $1,251 million, up $260 million or 26% of which approximately one-third was due to the impact of acquisitions. The remaining increase was driven by higher banking fees, the impact of the Alignment of reporting period, higher trading revenues and gains from sale of a foreclosed asset.

Q1 2019 vs Q4 2018

Non-interest income increased $152 million or 14% driven primarily by a higher impact of the Alignment of reporting period, and higher trading revenues and gains from sale of a foreclosed asset, partly offset by seasonally lower credit card fees.

Provision for credit losses

Q1 2019 vs Q1 2018

The provision for credit losses was $470 million, compared to $344 million. Provision on impaired loans was up $104 million due primarily to higher retail provisions in Latin America driven by loan growth and impact of acquisitions. The provision for credit losses ratio on impaired loans was 123 basis points, a decrease of two basis points. Provision on performing loans increased $22 million, due primarily to low commercial provisions last year. The provision for credit losses ratio was 128 basis points, an increase of two basis points.

Q1 2019 vs Q4 2018

The provision for credit losses was $470 million, compared to $411 million. Provision on impaired loans was down $14 million, as the prior quarter included provision relating to Barbados debt restructuring. The provision for credit losses ratio on impaired loans was 123 basis points, an increase of three basis points. Provision on performing loans increased by $73 million due primarily to lower provisions in the prior quarter due to reversal of a provision for hurricanes, and retail loan growth. The provision for credit losses ratio was 128 basis points, an increase of 23 basis points.

Non-interest expenses

Q1 2019 vs Q1 2018

Non-interest expenses increased $294 million or 20% to $1,742 million of which approximately two-thirds was driven by acquisitions. The remaining increase was due to business volume growth mainly in Mexico and Colombia and the impact of inflation.

Q1 2019 vs Q4 2018

Non-interest expenses increased $16 million or 1%, due primarily to higher technology and regulatory costs, partly offset by benefits from cost savings initiatives.

Taxes

Q1 2019 vs Q1 2018

The effective tax rate was 20.2%, down from 21.1%, due primarily to higher tax benefits in Mexico this quarter.

Q1 2019 vs Q4 2018

The effective tax rate was 20.2%, up from 19.7%, due primarily to lower taxes in certain foreign jurisdictions last quarter.

Global Banking and Markets	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2019	October 31 2018	January 31 2018
Net interest income	$372	$337	$390
Non-interest income	703	736	800
Total revenue	1,075	1,073	1,190
Provision for credit losses	(16)	(20)	(9)
Non-interest expenses	645	553	572
Income tax expense	111	124	173
Net income	$335	$416	$454
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$335	$416	$454
Other financial data and measures
Return on equity	11.5%	15.3%	16.2%
Net interest margin(1)	1.80%	1.72%	2.03%
Provision for credit losses – performing (Stage 1 and 2)	$(15)	$(3)	$(7)
Provision for credit losses – impaired (Stage 3)	$(1)	$(17)	$(2)
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	(0.07)%	(0.09)%	(0.04)%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	(0.01)%	(0.07)%	(0.01)%
Net write-offs as a percentage of average net loans and acceptances	–%	(0.03)%	0.05%
Average assets ($ billions)	$364	$318	$334
Average liabilities ($ billions)	$297	$259	$274
(1)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

16    Scotiabank First Quarter Report 2019

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income

Q1 2019 vs Q1 2018

Net income attributable to equity holders was $335 million, a decrease of $119 million or 26%. Lower non-interest income due primarily to lower fixed income trading revenues, net interest income, and higher non-interest expenses were partially offset by the favourable impact of foreign currency translation, the benefit of higher reversals of provision for credit losses, and lower taxes.

Q1 2019 vs Q4 2018

Net income attributable to equity holders decreased by $81 million or 20%. This was mainly due to lower non-interest income, primarily lower fixed income trading revenues, and higher non-interest expenses, partly offset by higher net interest income and lower taxes.

Average assets

Q1 2019 vs Q1 2018

Average assets were $364 billion, an increase of $30 billion or 9%. This was primarily driven by growth in securities purchased under resale agreements, business and government loans and the impact of foreign currency translation.

Q1 2019 vs Q4 2018

Average assets increased $46 billion or 15% compared to the prior quarter principally due to increase in securities purchased under resale agreements, trading securities and business and government loans.

Average liabilities

Q1 2019 vs Q1 2018

Average liabilities of $297 billion were higher by $23 billion or 8% due to higher securities sold under repurchase agreements and corporate deposits, as well as the impact of foreign currency translation.

Q1 2019 vs Q4 2018

Average liabilities increased $38 billion or 15% mainly due to higher securities sold under repurchase agreements and corporate deposits.

Net interest income

Q1 2019 vs Q1 2018

Net interest income of $372 million was down $18 million or 5%. This was due mainly to lower lending margins in all regions and lower loan origination fees. The net interest margin decreased 23 basis points to 1.80%.

Q1 2019 vs Q4 2018

Net interest income increased by $35 million or 10%. This was due to increased deposit margins and higher loan origination fees, partly offset by lower lending margins in all regions. The net interest margin was higher by eight basis points from the prior quarter.

Non-interest income

Q1 2019 vs Q1 2018

Non-interest income was $703 million, a decrease of $97 million or 12% from prior year. This was due primarily to lower fixed income trading revenues, underwriting and advisory fees. This was partly offset by higher equity trading revenues and credit fees.

Q1 2019 vs Q4 2018

Non-interest income was down $33 million or 4%. This was mainly due to lower trading revenue and underwriting fees, partly offset by higher credit fees.

Provision for credit losses

Q1 2019 vs Q1 2018

The provision for credit losses decreased $7 million primarily due to improving credit quality within performing loans in the energy portfolio. The provision for credit losses ratio was negative seven basis points, a decrease of three basis points.

Q1 2019 vs Q4 2018

The provision for credit losses was a net reversal of $16 million, compared to net reversal of $20 million last quarter, primarily within performing loans. Provision on impaired loans had a net reversal of $1 million due primarily to provision reversals in Europe. The provision for credit losses ratio on impaired loans was negative one basis point, an increase of six basis points. Provision on performing loans was a net reversal of $15 million due primarily to improving credit quality in the energy sector. The provision for credit losses ratio was negative seven basis points, an increase of two basis points.

Scotiabank First Quarter Report 2019    17

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest expenses

Q1 2019 vs Q1 2018

Non-interest expenses of $645 million increased $73 million or 13%. This was due primarily to higher regulatory and technology investment, and the unfavourable impact of foreign currency translation.

Q1 2019 vs Q4 2018

Non-interest expenses increased $92 million or 17%. This was mainly driven by higher share-based and performance-related compensation, as well as increased regulatory and technology investments.

Taxes

Q1 2019 vs Q1 2018

The effective tax rate for the quarter was 25.0%, compared to 27.6% due mainly to lower taxes in certain foreign jurisdictions, including the impact of tax rate reforms in the United States during the first quarter of 2018.

Q1 2019 vs Q4 2018

The effective tax rate for the quarter was 25.0%, compared to 22.9%. The higher tax rate was mainly due to higher taxes in certain foreign jurisdictions.

Other(1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2019	October 31 2018	January 31 2018
Business segment income
Net interest income(2)	$(214)	$(176)	$(100)
Non-interest income(2)(3)	(3)	(26)	(9)
Total revenue	(217)	(202)	(109)
Provision for credit losses	1	–	(1)
Non-interest expenses	54	43	(121)
Income tax expense(2)	(218)	(181)	(43)
Net income	$(54)	$(64)	$56
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders	$(54)	$(64)	$56
Other measures
Average assets ($ billions)	$116	$111	$112
Average liabilities ($ billions)	$239	$229	$234
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(2)

Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes of $34 (October 31, 2018 – $31; January 31, 2018 – $26) to arrive at the amounts reported in the Consolidated Statement of Income.

(3)

Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies of $(45) (October 31, 2018 – $(55); January 31, 2018 – $(38)).

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, non-interest income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $34 million in the first quarter, compared to $26 million in the same period last year and $31 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q1 2019 vs Q1 2018

Net loss attributable to equity holders was $54 million, compared to net income of $56 million in the same period last year. This was due mainly to lower gains on sale of investment securities and lower contributions from asset/liability management activities, partly offset by lower non-interest expenses, and lower taxes. The prior year had lower expenses primarily related to the benefits remeasurement of $150 million ($203 million pre-tax).

Q1 2019 vs Q4 2018

Net loss attributable to equity holders was $54 million, compared to $64 million. Lower income taxes were partly offset by lower gains on sale of investment securities, lower contributions from asset/liability management activities and higher non-interest expenses.

18    Scotiabank First Quarter Report 2019

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights

	For the three months ended
(Unaudited)	January 31 2019(1)	October 31 2018(1)	January 31 2018(1)
Geographic segment income (loss) ($ millions)
Canada	$1,058	$1,175	$1,314
United States	176	145	157
Mexico	182	152	165
Peru	211	162	164
Chile	117	89	100
Colombia	35	26	19
Caribbean and Central America	194	204	167
Other international	163	226	193
Net income (loss) attributable to equity holders of the Bank	$2,136	$2,179	$2,279
Average assets ($ billions)
Canada	$590	$576	$559
United States	147	115	118
Mexico	35	34	31
Peru	26	24	24
Chile	50	49	26
Colombia	13	14	11
Caribbean and Central America	41	40	39
Other international	131	119	126
Total	$1,033	$971	$934
(1)

Adjusting for the impact of Acquisition-related costs, Net income attributable to equity holders of the Bank for the three months ended January 31, 2019 was $2,175 (October 31, 2018 – $2,244; January 31, 2018 – $2,292); consisting of Canada $1,084 (October 31, 2018 – $1,175; January 31, 2018 – $1,319); Chile $134 (October 31, 2018 – $117; January 31, 2018 – $103); Colombia $39 (October 31, 2018 – $27; January  31, 2018 – $19).

Quarterly Financial Highlights

	For the three months ended
(Unaudited) ($ millions)	January 31 2019(1)	October 31 2018	July 31 2018	April 30 2018	January 31 2018	October 31 2017	July 31 2017	April 30 2017
Reported results
Net interest income	$4,274	$4,220	$4,085	$3,950	$3,936	$3,831	$3,833	$3,728
Non-interest income	3,330	3,228	3,096	3,108	3,152	2,981	3,061	2,853
Total revenue	$7,604	$7,448	$7,181	$7,058	$7,088	$6,812	$6,894	$6,581
Provision for credit losses	688	590	943	534	544	536	573	587
Non-interest expenses	4,171	4,064	3,770	3,726	3,498	3,668	3,672	3,601
Income tax expense	498	523	529	621	709	538	546	332
Net income	$2,247	$2,271	$1,939	$2,177	$2,337	$2,070	$2,103	$2,061
Basic earnings per share ($)	1.72	1.72	1.60	1.70	1.88	1.66	1.68	1.63
Diluted earnings per share ($)	1.71	1.71	1.55	1.70	1.86	1.64	1.66	1.62
Core banking margin (%)(2)	2.45	2.47	2.46	2.47	2.46	2.44	2.46	2.54
Effective tax rate (%)	18.1	18.7	21.5	22.2	23.3	20.6	20.6	13.9
Adjusted results(2):
Adjusted net income	$2,291	$2,345	$2,259	$2,190	$2,350	$2,084	$2,117	$2,075
Adjusted diluted earnings per share	$1.75	$1.77	$1.76	$1.71	$1.87	$1.65	$1.68	$1.63
(1)

The amounts for the period ended January 31, 2019 have been prepared in accordance with IFRS 15; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).

(2)	Refer to page 4 for a discussion of Non-GAAP Measures.

Trending analysis

Net income

The Bank recorded strong net income over the past eight quarters. The earnings in the third quarter of 2018 were reduced by Acquisition-related costs of $320 million ($453 million pre-tax).

The first quarter of 2018 included an accounting benefit of $150 million ($203 million pre-tax) driven by remeasurement of an employee benefit liability from certain plan modifications.

Net interest income

Net interest income increased over the period, driven by steady growth in retail and commercial loans across all three business lines, as well as the impact of acquisitions. Net interest margin has remained relatively stable over the period. The margin was 2.45% this quarter, down two basis points from the prior quarter. The net interest margin in the second quarter of 2017 was higher due primarily to business mix changes and Central Bank rate changes in International Banking, as well as higher contributions from asset/liability management activities.

Scotiabank First Quarter Report 2019    19

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest income

Non-interest income has increased over the past few quarters, partly driven by acquisitions and the Alignment of reporting period of a number of units within the Bank. Gains on sale of real estate and the sale of investment securities have moderated since 2017. The sale of the HollisWealth business in the fourth quarter of 2017 resulted in a gain that quarter and also contributed to lower wealth management fees.

Provision for credit losses

The amounts for the periods ended October 31, 2018, July 31, 2018, April 30, 2018 and January 31, 2018 have been prepared in accordance with IFRS 9. Prior period amounts have not been restated and therefore, the provision for credit losses and related ratios are not directly comparable.

The provision for credit losses was $688 million in this quarter. The provision for credit losses ratio was 47 basis points, an increase of eight basis points from the prior quarter. The third quarter of 2018 included the Day 1 provision on acquired performing loans of $404 million. The adjusted provision for credit losses has remained stable over the period. Asset quality has remained strong despite increased lending activity.

Non-interest expenses

Non-interest expenses were elevated this quarter due primarily to the full quarter impact of acquisitions. Non-interest expenses have generally trended upwards over the period, mostly to support business growth and the Bank’s investments in strategic initiatives and in technology, partly offset by structural cost reduction initiatives. There have also been increases in performance-based compensation. The first quarter of 2018 included a benefits remeasurement of $203 million, reducing that quarter’s expenses.

Income taxes

The effective tax rate was 18.1% this quarter, due primarily to higher tax benefits in certain jurisdictions, partly offset by higher tax rates in certain foreign jurisdictions. The effective tax rate averaged 20.1% over the period, with a range of 13.9% to 23.5%. In the second quarter of 2017, the tax rate was 13.9% reflecting a higher amount of tax-exempt dividends related to client driven equity trading activities. Effective tax rates in other quarters were impacted by different levels of income earned in foreign tax jurisdictions, as well as the variability of tax-exempt dividend income.

Financial Position

The Bank’s total assets as at January 31, 2019 were $1,034 billion, up $36 billion or 4% from October 31, 2018. Adjusting for the impact of foreign currency translation, total assets were up $30 billion. This increase was primarily in loans, trading securities and securities purchased under resale agreements and securities borrowed, partially offset by a decrease in cash and deposits with financial institutions.

Cash and deposits with financial institutions decreased $9 billion and derivative instrument assets decreased $5 billion, while trading securities increased by $8 billion and securities purchased under resale agreements and securities borrowed increased by $24 billion.

Investment securities were in line with October 31, 2018. As at January 31, 2019, the net unrealized gain on debt securities measured at fair value through other comprehensive income of $158 million decreased to a net unrealized loss of $112 million, after the impact of qualifying hedges.

Loans increased $14 billion from October 31, 2018. Residential mortgages increased $5 billion due to growth in Canada and Latin America. Personal loans and credit cards were up $1 billion mainly in Latin America. Business and government loans increased $8 billion due primarily to growth in Latin America and the U.S.

Total liabilities were $965 billion as at January 31, 2019, up $34 billion or 4% from October 31, 2018. Adjusting for the impact of foreign currency translation, total liabilities were up $28 billion.

Total deposits increased $14 billion. Personal deposits grew by $7 billion due primarily to growth in Canada. Business and government deposits grew by $13 billion due mainly to growth in the U.S. Deposits from financial institutions decreased $6 billion.

Obligations related to securities sold under repurchase agreements and securities lent increased by $15 billion. This increase was mostly due to higher securities purchased under resale agreements and securities borrowed.

Total shareholders’ equity increased $1,486 million from October 31, 2018. This increase was driven mainly by current year earnings of $2,247 million and an increase in other comprehensive income of $696 million due mainly to an increase in unrealized foreign currency translation gains on the Bank’s investments in its foreign operations. Partly offsetting were dividends paid of $1,070 million and the redemption of preferred shares of $300 million.

Risk Management

The Bank’s risk management policies, practices and emerging risks have not substantially changed from those outlined in the Bank’s 2018 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2018 Annual Report.

Credit risk

Allowance for credit losses

The total allowance for credit losses as at January 31, 2019 was $5,199 million. The allowance for credit losses on loans was $5,111 million, up from $5,065 million as at October 31, 2018, due primarily to the impact of foreign currency translation and new provisions during the quarter. The allowance on impaired loans increased to $1,680 million from $1,677 million as at October 31, 2018, due primarily to the impact of foreign currency translation. The allowance against performing loans was higher at $3,431 million compared to $3,388 million as at October 31, 2018, due primarily to the impact of foreign currency translation and new provisions during the quarter.

Impaired loans

Total gross impaired loans as at January 31, 2019 were $5,287 million up from $5,130 million as at October 31, 2018 due largely to new formations in retail and commercial portfolios.

Net impaired loans, after deducting the allowance for credit losses, were $3,607 million as at January 31, 2019, an increase of $154 million from October 31, 2018. Net impaired loans in Canadian Banking were $691 million as at January 31, 2019, an increase of $73 million from October 31, 2018 across all portfolios. International Banking’s net impaired loans were $2,662 million as at January 31, 2019, increased marginally from $2,627 million as at October 31, 2018. In Global Banking and Markets, net impaired loans were $254 million as at January 31, 2019, increased from $208 million as at October 31, 2018 due to new formations in Europe and U.S. Net impaired loans as a percentage of loans and acceptances were 0.61% as at January 31, 2019, an increase of one basis point from 0.60% from last quarter.

20    Scotiabank First Quarter Report 2019

MANAGEMENT’S DISCUSSION & ANALYSIS

Overview of loan portfolio

The Bank has a well-diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Real estate secured lending

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at January 31, 2019, these loans amounted to $372 billion or 63% of the Bank’s total loans and acceptances outstanding (October 31, 2018 – $366 billion or 64%). Of these, $279 billion or 75% are real estate secured loans (October 31, 2018 – $274 billion or 75%). The tables below provide more details by portfolios.

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at January 31, 2019
	Residential mortgages						Home equity lines of credit
	Insured(1)		Uninsured		Total		Insured(1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$5,966	2.8%	$5,328	2.5%	$11,294	5.3%	$–	–%	$1,163	5.6%	$1,163	5.6%
Quebec	7,658	3.5	8,373	3.9	16,031	7.4	–	–	959	4.6	959	4.6
Ontario	41,050	19.0	68,171	31.5	109,221	50.5	–	–	11,034	53.2	11,034	53.2
Manitoba & Saskatchewan	5,474	2.5	4,040	1.9	9,514	4.4	1	–	775	3.7	776	3.7
Alberta	18,112	8.4	12,716	5.9	30,828	14.3	1	–	2,979	14.4	2,980	14.4
British Columbia & Territories	13,429	6.2	25,790	11.9	39,219	18.1	–	–	3,844	18.5	3,844	18.5
Canada(3)	$91,689	42.4%	$124,418	57.6%	$216,107	100%	$2	–%	$20,754	100%	$20,756	100%
International	–	–	42,542	100	42,542	100	–	–	–	–	–	–
Total	$91,689	35.4%	$166,960	64.6%	$258,649	100%	$2	–%	$20,754	100%	$20,756	100%
	As at October 31, 2018
Canada(3)	$92,185	43.3%	$120,898	56.7%	$213,083	100%	$2	–%	$20,926	100%	$20,928	100%
International	–	–	40,274	100	40,274	100	–	–	–	–	–	–
Total	$92,185	36.4%	$161,172	63.6%	$253,357	100%	$2	–%	$20,926	100%	$20,928	100%
(1)

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4+ units) of $3,070 (October 31, 2018 – $2,899) of which $2,240 are insured (October 31, 2018 – $2,029).

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at January 31, 2019
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	34.1%	38.3%	26.9%	0.6%	0.1%	100%
International	64.3%	18.8%	13.6%	3.2%	0.1%	100%
	As at October 31, 2018
Canada	33.9%	38.0%	27.1%	0.9%	0.1%	100%
International	65.1%	18.9%	13.2%	2.7%	0.1%	100%

Loan to value ratios

The Canadian residential mortgage portfolio is 58% uninsured (October 31, 2018 – 57%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 55% (October 31, 2018 – 54%).

Scotiabank First Quarter Report 2019    21

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios
	For the three months ended January 31, 2019
	Residential mortgages	Home equity lines of credit(1)
	LTV%	LTV%
Canada(2)
Atlantic provinces	68.2%	56.8%
Quebec	65.5	68.1
Ontario	63.8	62.3
Manitoba & Saskatchewan	68.0	61.7
Alberta	66.8	71.1
British Columbia & Territories	61.2	60.2
Canada(2)	63.8%	62.7%
International	69.0%	n/a
	For the three months ended October 31, 2018
Canada(2)	63.5%	62.1%
International	69.2%	n/a
(1)

Includes only home equity lines of credit (HELOC) under Scotia Total Equity Plan. LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(2)	The province represents the location of the property in Canada.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank stresses its mortgage book to determine the impact of a variety of combinations of home price declines, unemployment increases and rising interest rates. It benchmarks the scenarios against experience in various historical downturns to confirm that they are sufficiently robust tests of the portfolio. In stress, there are moderate increases in credit losses and negative impacts on capital ratios but within a level the Bank considers manageable. In practice, the portfolio is robust to such scenarios due to the low LTV of the book, the high proportion of insured exposures and the diversified composition of the portfolio.

European exposures

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (89% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are classified at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

The Bank’s exposure to sovereigns was $8.0 billion as at January 31, 2019 (October 31, 2018 – $8.5 billion), $4.7 billion to banks (October 31, 2018 – $5.8 billion) and $14.7 billion to corporates (October 31, 2018 – $15.8 billion).

In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European entities whose parent company is domiciled in Europe of $0.7 billion as at January 31, 2019 (October 31, 2018 – $0.7 billion).

22    Scotiabank First Quarter Report 2019

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s current European exposure is provided below:

	As at
	January 31, 2019							October 31, 2018
($ millions)	Loans and loan equivalents(1)	Deposits with financial institutions	Securities(2)	SFT and derivatives(3)	Funded total	Undrawn commitments(4)	Total	Total
Greece	$142	$1	$–	$–	$143	$–	$143	$146
Ireland	943	212	22	1	1,178	627	1,805	2,612
Italy	10	–	(21)	2	(9)	121	112	148
Portugal	–	–	–	–	–	–	–	2
Spain	970	10	1	93	1,074	146	1,220	1,701
Total GIIPS	$2,065	$223	$2	$96	$2,386	$894	$3,280	$4,609

U.K.	$6,813	$5,833	$220	$1,360	$14,226	$6,215	$20,441	$20,003
Germany	1,326	947	876	41	3,190	928	4,118	4,285
France	1,107	209	586	43	1,945	1,461	3,406	4,199
Netherlands	833	122	(119)	76	912	1,711	2,623	2,525
Switzerland	585	11	89	203	888	813	1,701	1,492
Other	2,080	135	1,598	106	3,919	3,256	7,175	7,988
Total Non-GIIPS	$12,744	$7,257	$3,250	$1,829	$25,080	$14,384	$39,464	$40,492
Total Europe	$14,809	$7,480	$3,252	$1,925	$27,466	$15,278	$42,744	$45,101
(1)

Individual allowances for impaired loans are $25. Letters of credit and guarantees are included as funded exposures as they have been issued. Included in loans and loan equivalents are letters of credit and guarantees which total $4,209 at January 31, 2019 (October 31, 2018 – $3,867).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)

SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $1,200 and collateral held against SFT was $13,608.

(4)

Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	January 31 2019	October 31 2018
Credit spread plus interest rate	$11.3	$8.8
Credit spread	6.8	6.0
Interest rate	8.4	7.6
Equities	4.0	3.3
Foreign exchange	2.3	2.5
Commodities	2.0	1.4
Debt specific	4.4	3.1
Diversification effect	(11.4)	(8.6)
Total VaR	$12.6	$10.5
Total Stressed VaR	$45.3	$42.3

In the first quarter of 2019, the average one-day Total VaR increased to $12.6 million from $10.5 million in the previous quarter, primarily driven by increased exposure to widening credit spreads and reduced diversification benefits between businesses.

The average one-day Total Stressed VaR increased during the quarter to $45.3 million from $42.3 million in the previous quarter, also as a result of increased exposure to widening credit spreads and reduced diversification benefits between businesses. Stressed VaR is calculated using market volatility from a one-year period identified as stressful given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis.

There were nil trading loss days in the first quarter, the same as the previous quarter. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Interest rate risk

Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; and mortgage prepayment rates.

Scotiabank First Quarter Report 2019    23

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-trading interest rate sensitivity

The following table shows the pro-forma after tax impact on the Bank’s net interest income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.

	As at
	January 31, 2019						October 31, 2018
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value
+100 bps	$(42)	$108	$66	$53	$(416)	$(363)	$(105)	$(870)
-100 bps	43	(111)	(68)	(244)	384	140	101	797

During the first quarter of 2019, both interest rate sensitivities remained well within approved limits.

The Bank’s Asset-Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of protecting and enhancing net interest income within established risk tolerances.

The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, while derivatives captured under non-trading risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at January 31, 2019	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$3,622	$3,622	$–	$–	n/a
Trading assets	106,956	106,396	560	–	Interest rate, FX
Financial instruments designated at fair value through profit or loss	14	–	14	–	Interest rate
Derivative financial instruments	32,161	28,591	3,570	–	Interest rate, FX, equity
Investment securities	77,986	–	77,986	–	Interest rate, FX, equity
Loans	566,105	–	566,105	–	Interest rate, FX
Assets not subject to market risk(1)	247,439	–	–	247,439	n/a
Total assets	$1,034,283	$138,609	$648,235	$247,439
Deposits	$690,879	$–	$657,245	$33,634	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	9,907	–	9,907	–	Interest rate, equity
Obligations related to securities sold short	31,621	31,621	–	–	n/a
Derivative financial instruments	35,970	31,232	4,738	–	Interest rate, FX, equity
Trading liabilities(2)	5,166	5,166	–	–	n/a
Pension and other benefit liabilities	2,214	–	2,214	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	189,360	–	–	189,360	n/a
Total liabilities	$965,117	$68,019	$674,104	$222,994
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

24    Scotiabank First Quarter Report 2019

MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31, 2018	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$3,191	$3,191	$–	$–	n/a
Trading assets	100,262	99,650	612	–	Interest rate, FX
Financial instruments designated at fair value through profit or loss	12	–	12	–	Interest rate
Derivative financial instruments	37,558	33,937	3,621	–	Interest rate, FX, equity
Investment securities	78,396	–	78,396	–	Interest rate, FX, equity
Loans	551,834	–	551,834	–	Interest rate, FX
Assets not subject to market risk(1)	227,240	–	–	227,240	n/a
Total assets	$998,493	$136,778	$634,475	$227,240
Deposits	$676,534	$–	$641,791	$34,743	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	8,188	–	8,188	–	Interest rate, equity
Obligations related to securities sold short	32,087	32,087	–	–	n/a
Derivative financial instruments	37,967	32,300	5,667	–	Interest rate, FX, equity
Trading liabilities(2)	5,019	5,019	–	–	n/a
Pension and other benefit liabilities	1,727	–	1,727	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	169,291	–	–	169,291	n/a
Total liabilities	$930,813	$69,406	$657,373	$204,034
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 20 to the Condensed Interim Consolidated Financial Statements and in Note 37 of the Audited Consolidated Financial Statements in the Bank’s 2018 Annual Report. Liquid assets are a key component of this framework.

The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include liquidity which may be obtained from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes; trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at January 31, 2019, unencumbered liquid assets were $208 billion (October 31, 2018 – $202 billion). Securities including National Housing Act (NHA) mortgage-backed securities, comprised 77% of liquid assets (October 31, 2018 – 71%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans were 23% (October 31, 2018 – 29%). The increase in total liquid assets was mainly attributable to growth in the securities portfolio, which was partially offset by a decrease in cash and deposits with central banks and deposits with financial institutions.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at January 31, 2019. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

Scotiabank First Quarter Report 2019    25

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:

	As at January 31, 2019
	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$42,109	$–	$42,109	$–	$8,845	$33,264	$–
Deposits with financial institutions	10,833	–	10,833	–	84	10,749	–
Precious metals	3,622	–	3,622	–	74	3,548	–
Securities:
Canadian government obligations	44,410	10,573	54,983	25,260	–	29,723	–
Foreign government obligations	64,485	81,780	146,265	81,054	–	65,211	–
Other securities	57,750	75,681	133,431	102,534	–	30,897	–
Loans:
NHA mortgage-backed securities(2)	36,585	–	36,585	2,683	–	33,902	–
Call and short loans	717	–	717	–	–	717	–
Total	$260,511	$168,034	$428,545	$211,531	$9,003	$208,011	$–

	As at October 31, 2018
	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$48,352	$–	$48,352	$–	$7,906	$40,446	$–
Deposits with financial institutions	13,917	–	13,917	–	73	13,844	–
Precious metals	3,191	–	3,191	–	70	3,121	–
Securities:
Canadian government obligations	45,260	11,050	56,310	29,464	–	26,846	–
Foreign government obligations	60,553	63,816	124,369	68,531	–	55,838	–
Other securities	54,786	66,704	121,490	92,280	–	29,210	–
Loans:
NHA mortgage-backed securities(2)	34,636	–	34,636	2,605	–	32,031	–
Call and short loans	1,047	–	1,047	–	–	1,047	–
Total	$261,742	$141,570	$403,312	$192,880	$8,049	$202,383	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	These mortgage-backed securities, which are available-for-sale, are reported as residential mortgage loans on the balance sheet.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	January 31 2019	October 31 2018
The Bank of Nova Scotia (Parent)	$151,364	$152,728
Bank domestic subsidiaries	20,205	15,344
Bank foreign subsidiaries	36,442	34,311
Total	$208,011	$202,383

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (82%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

26    Scotiabank First Quarter Report 2019

MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

	As at January 31, 2019
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$42,109	$–	$42,109	$–	$8,845	$33,264	$–
Deposits with financial institutions	10,833	–	10,833	–	84	10,749	–
Precious metals	3,622	–	3,622	–	74	3,548	–
Liquid securities:
Canadian government obligations	44,410	10,573	54,983	25,260	–	29,723	–
Foreign government obligations	64,485	81,780	146,265	81,054	–	65,211	–
Other liquid securities	57,750	75,681	133,431	102,534	–	30,897	–
Other securities	4,402	6,100	10,502	5,106	–	–	5,396
Loans classified as liquid assets:
NHA mortgage-backed securities	36,585	–	36,585	2,683	–	33,902	–
Call and short loans	717	–	717	–	–	717	–
Other loans	541,964	–	541,964	8,102	59,820	13,251	460,791
Other financial assets(4)	184,789	(114,184)	70,605	4,427	–	–	66,178
Non-financial assets	42,617	–	42,617	–	–	–	42,617
Total	$1,034,283	$59,950	$1,094,233	$229,166	$68,823	$221,262	$574,982

	As at October 31, 2018
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$48,352	$–	$48,352	$–	$7,906	$40,446	$–
Deposits with financial institutions	13,917	–	13,917	–	73	13,844	–
Precious metals	3,191	–	3,191	–	70	3,121	–
Liquid securities:
Canadian government obligations	45,260	11,050	56,310	29,464	–	26,846	–
Foreign government obligations	60,553	63,816	124,369	68,531	–	55,838	–
Other liquid securities	54,786	66,704	121,490	92,280	–	29,210	–
Other securities	3,283	5,400	8,683	4,978	–	–	3,705
Loans classified as liquid assets:
NHA mortgage-backed securities	34,636	–	34,636	2,605	–	32,031	–
Call and short loans	1,047	–	1,047	–	–	1,047	–
Other loans	530,485	–	530,485	8,430	59,460	12,864	449,731
Other financial assets(4)	163,209	(92,624)	70,585	2,619	–	–	67,966
Non-financial assets	39,774	–	39,774	–	–	–	39,774
Total	$998,493	$54,346	$1,052,839	$208,907	$67,509	$215,247	$561,176
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)

Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of January 31, 2019, total encumbered assets of the Bank were $298 billion (October 31, 2018 – $276 billion). Of the remaining $796 billion (October 31, 2018 – $776 billion) of unencumbered assets, $221 billion (October 31, 2018 – $215 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at January 31, 2019, the potential adverse impact on derivatives collateral that would result from a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating, was $25 million or $153 million, respectively.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Liquidity coverage ratio

The Liquidity Coverage Ratio measure (LCR) is based on a 30-day liquidity stress scenario, with assumptions defined in the Office of the Superintendent of Financial Institutions (OSFI) Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

HQLA are defined in the LAR Guideline, and are grouped into three main categories, with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.

Scotiabank First Quarter Report 2019    27

MANAGEMENT’S DISCUSSION & ANALYSIS

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

The following table presents the Bank’s LCR for the quarter ended January 31, 2019, based on the average daily positions in the quarter.

For the quarter ended January 31, 2019 ($ millions)(1)	Total unweighted value (Average)(2)	Total weighted value (Average)(3)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$157,625

Cash outflows
Retail deposits and deposits from small business customers, of which:	$178,234	$12,715
Stable deposits	75,522	2,444
Less stable deposits	102,712	10,271
Unsecured wholesale funding, of which:	184,842	88,168
Operational deposits (all counterparties) and deposits in networks of cooperative banks	60,150	14,176
Non-operational deposits (all counterparties)	102,688	51,988
Unsecured debt	22,004	22,004
Secured wholesale funding	*	44,027
Additional requirements, of which:	204,776	44,112
Outflows related to derivative exposures and other collateral requirements	27,287	18,619
Outflows related to loss of funding on debt products	4,781	4,781
Credit and liquidity facilities	172,708	20,712
Other contractual funding obligations	1,260	1,206
Other contingent funding obligations(4)	474,209	7,813
Total cash outflows	*	$198,041

Cash inflows
Secured lending (e.g. reverse repos)	$148,317	$32,002
Inflows from fully performing exposures	27,142	18,544
Other cash inflows	24,108	24,108
Total cash inflows	$199,567	$74,654
		Total adjusted value(5)

Total HQLA	*	$157,625
Total net cash outflows	*	$123,387
Liquidity coverage ratio (%)	*	128%
For the quarter ended October 31, 2018 ($ millions)		Total adjusted value(5)
Total HQLA	*	$144,349
Total net cash outflows	*	$116,735
Liquidity coverage ratio (%)	*	124%
*	Disclosure is not required under regulatory guideline.
(1)	Based on the average of daily positions of the 62 business days in the quarter.
(2)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(3)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
(4)

Total unweighted values include uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(5)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks, central bank reserves available to the Bank in times of stress and securities with a 0% risk weight, as defined under OSFI Capital Adequacy guidelines.

The increase in the Bank’s average LCR for the quarter ended January 31, 2019 versus the average of the previous quarter was attributable to normal business activities. The Bank’s significant operating currencies are Canadian and U.S. dollars. The Bank monitors its significant currency exposures in accordance with its liquidity risk management framework and risk appetite.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $300 billion as at January 31, 2019 (October 31, 2018 – $289 billion). The increase since October 31, 2018 was primarily driven by personal deposit growth, issuance of subordinated debentures, internal capital generation and the impact of foreign exchange. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity over 1 year) of $153 billion (October 31, 2018 – $157 billion). Longer-term wholesale debt issuances include medium-term notes, deposit notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country.

28    Scotiabank First Quarter Report 2019

MANAGEMENT’S DISCUSSION & ANALYSIS

For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, is managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of funding sources. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured deposit notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, unsecured personal lines of credit through the Halifax Receivables Trust program, retail credit card receivables through the Trillium Credit Card Trust II program and retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt is raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and non-registered programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and the securitization of retail credit card receivables through the Trillium Credit Card Trust II program. The Bank’s Covered Bond Program is listed with the U.K. Listing Authority, and the Bank may issue under the program in Europe, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme. The Bank’s European Medium Term Note Programme is listed with the U.K. Listing Authority, Swiss Stock Exchange and the Tokyo Pro-Bond Market. The Bank’s Singapore Medium Term Note Programme is listed with the Singapore Exchange and the Taiwan Exchange.

On September 23, 2018, the Bank Recapitalization (Bail-in) Conversion Regulations and the Bank Recapitalization (Bail-in) Issuance Regulations came into force. In general, any issuance of senior debt with an initial or amended term to maturity greater than 400 days, that is unsecured or partially secured and has been assigned a CUSIP or ISIN or similar identification number is subject, in whole or in part, to conversion into the Bank’s common shares. Please refer to the “Regulatory Developments” section.

Scotiabank First Quarter Report 2019    29

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.

Wholesale funding sources(1)

	As at January 31, 2019
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$1,842	$222	$442	$572	$724	$3,802	$43	$130	$31	$4,006
Bearer deposit notes, commercial paper and certificate of deposits	9,231	22,112	26,219	14,792	6,845	79,199	3,427	784	74	83,484
Asset-backed commercial paper(3)	2,677	3,676	946	–	–	7,299	–	–	–	7,299
Senior notes(4)(5)	232	3,553	6,753	5,260	5,121	20,919	15,760	32,754	14,517	83,950
Bail-inable notes(5)	–	–	–	–	–	–	1,356	–	105	1,461
Asset-backed securities	2	17	500	–	77	596	2,511	1,679	254	5,040
Covered bonds	–	1,504	–	1,971	573	4,048	3,765	19,382	2,414	29,609
Mortgage securitization(6)	–	316	567	508	601	1,992	3,345	12,419	4,475	22,231
Subordinated debt(7)	–	–	–	–	–	–	85	161	9,391	9,637
Total wholesale funding sources	$13,984	$31,400	$35,427	$23,103	$13,941	$117,855	$30,292	$67,309	$31,261	$246,717

Of Which:

Unsecured funding	$11,305	$25,887	$33,414	$20,624	$12,690	$103,920	$20,671	$33,829	$24,118	$182,538
Secured funding	2,679	5,513	2,013	2,479	1,251	13,935	9,621	33,480	7,143	64,179
	As at October 31, 2018
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$1,720	$196	$211	$212	$116	$2,455	$29	$145	$32	$2,661
Bearer deposit notes, commercial paper and certificate of deposits	8,807	14,201	21,517	15,961	7,580	68,066	5,487	666	56	74,275
Asset-backed commercial paper(3)	2,088	4,697	165	–	–	6,950	–	–	–	6,950
Senior notes(4)(5)	180	2,714	4,070	6,214	5,168	18,346	15,179	36,765	14,298	84,588
Bail-inable notes(5)	–	–	–	–	–	–	–	–	–	–
Asset-backed securities	6	15	47	500	–	568	2,714	1,944	304	5,530
Covered bonds	–	2,910	1,491	–	1,975	6,376	4,312	16,779	1,772	29,239
Mortgage securitization(6)	–	765	316	567	508	2,156	2,388	12,966	4,646	22,156
Subordinated debt(7)	–	–	–	–	–	–	–	237	7,539	7,776
Total wholesale funding sources	$12,801	$25,498	$27,817	$23,454	$15,347	$104,917	$30,109	$69,502	$28,647	$233,175

Of Which:
Unsecured funding	$10,707	$17,111	$25,798	$22,387	$12,864	$88,867	$20,695	$37,813	$21,925	$169,300
Secured funding	2,094	8,387	2,019	1,067	2,483	16,050	9,414	31,689	6,722	63,875
(1)	Wholesale funding sources exclude repo transactions and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes Structured notes and bail-inable notes issued to institutional investors.
(6)

Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $208 billion as at January 31, 2019 (October 31, 2018 – $202 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

30    Scotiabank First Quarter Report 2019

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at January 31, 2019, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at January 31, 2019
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$42,790	$926	$595	$139	$143	$354	$763	$347	$10,507		$56,564
Trading assets	4,382	4,376	5,345	2,343	4,845	8,061	14,635	17,432	45,537		106,956
Financial instruments designated at fair value through profit or loss	–	–	–	14	–	–	–	–	–		14
Securities purchased under resale agreements and securities borrowed	94,647	25,064	7,271	949	28	–	–	–	–		127,959
Derivative financial instruments	2,717	3,977	1,379	1,100	2,263	4,933	5,097	10,695	–		32,161
Investment securities – FVOCI	4,751	4,865	5,437	3,653	6,337	10,102	14,434	5,952	1,252		56,783
Investment securities – amortized cost	381	925	1,500	1,603	830	5,306	7,917	2,189	–		20,651
Investment securities – FVTPL	–	–	–	–	–	–	–	–	552		552
Loans	38,340	27,275	32,656	27,225	31,440	94,332	220,815	35,847	58,175		566,105
Residential mortgages	11,663	5,350	11,885	12,540	11,949	53,922	126,902	22,565	1,873	(1)	258,649
Personal loans	4,534	2,788	3,696	3,485	3,277	12,252	23,175	5,547	37,896		96,650
Credit cards	–	–	–	–	–	–	–	–	17,124		17,124
Business and government	22,143	19,137	17,075	11,200	16,214	28,158	70,738	7,735	6,393	(2)	198,793
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,111)		(5,111)
Customers’ liabilities under acceptances	15,506	2,825	279	46	81	–	–	–	–		18,737
Other assets	–	–	–	–	–	–	–	–	47,801		47,801
Total assets	$203,514	$70,233	$54,462	$37,072	$45,967	$123,088	$263,661	$72,462	$163,824		$1,034,283

Liabilities and equity
Deposits	$53,998	$63,802	$54,231	$40,387	$32,681	$47,611	$78,548	$17,819	$301,802		$690,879
Personal	9,587	10,156	9,654	10,376	12,404	14,649	13,630	81	141,384		221,921
Non-personal	44,411	53,646	44,577	30,011	20,277	32,962	64,918	17,738	160,418		468,958
Financial instruments designated at fair value through profit or loss	120	244	1,910	3,765	339	572	264	2,630	63		9,907
Acceptances	15,515	2,825	279	46	81	–	–	–	–		18,746
Obligations related to securities sold short	846	774	1,664	1,044	1,317	1,856	5,890	10,194	8,036		31,621
Derivative financial instruments	2,499	4,999	1,778	1,448	3,147	5,280	6,212	10,607	–		35,970
Obligations related to securities sold under repurchase agreements and securities lent	110,716	4,744	1,067	–	–	–	–	–	–		116,527
Subordinated debentures	–	–	–	–	–	–	–	7,492	–		7,492
Other liabilities	962	1,830	2,267	686	1,082	1,933	7,629	6,696	30,890		53,975
Total equity	–	–	–	–	–	–	–	–	69,166		69,166
Total liabilities and equity	$184,656	$79,218	$63,196	$47,376	$38,647	$57,252	$98,543	$55,438	$409,957		$1,034,283

Off-balance sheet commitments
Operating leases	$36	$72	$107	$105	$102	$376	$818	$944	$–		$2,560
Credit commitments(3)	4,395	8,809	14,913	13,539	17,045	26,445	102,401	16,587	–		204,134
Financial guarantees(4)	–	–	–	–	–	–	–	–	37,120		37,120
Outsourcing obligations	18	36	52	52	52	198	170	–	1		579
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Scotiabank First Quarter Report 2019    31

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2018
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$54,254	$920	$284	$101	$117	$326	$726	$223	$8,509		$65,460
Trading assets	4,792	5,311	3,326	5,463	2,309	7,934	12,765	18,130	40,232		100,262
Financial instruments designated at fair value through profit or loss	–	–	–	–	12	–	–	–	–		12
Securities purchased under resale agreements and securities borrowed	74,522	21,223	5,743	673	337	549	539	432	–		104,018
Derivative financial instruments	3,178	5,517	2,024	2,327	1,446	6,447	6,071	10,548	–		37,558
Investment securities – FVOCI	3,925	6,436	5,852	3,284	3,243	13,139	15,206	4,758	1,305		57,148
Investment securities – amortized cost	452	1,429	1,160	1,501	1,500	4,302	9,465	934	–		20,743
Investment securities – FVTPL	–	–	–	–	–	–	–	–	505		505
Loans	40,463	27,581	28,920	27,246	28,064	93,191	214,017	34,985	57,367		551,834
Residential mortgages	11,496	4,697	8,774	12,014	12,781	53,629	126,934	21,366	1,666	(1)	253,357
Personal loans	4,204	2,701	3,528	3,431	3,558	11,712	23,338	5,468	38,079		96,019
Credit cards	–	–	–	–	–	–	–	–	16,485		16,485
Business and government	24,763	20,183	16,618	11,801	11,725	27,850	63,745	8,151	6,202	(2)	191,038
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,065)		(5,065)
Customers’ liabilities under acceptances	13,829	2,082	338	50	30	–	–	–	–		16,329
Other assets	–	–	–	–	–	–	–	–	44,624		44,624
Total assets	$195,415	$70,499	$47,647	$40,645	$37,058	$125,888	$258,789	$70,010	$152,542		$998,493

Liabilities and equity
Deposits	$56,965	$53,331	$48,661	$39,716	$32,753	$45,262	$78,295	$18,313	$303,238		$676,534
Personal	8,797	9,415	12,536	9,563	10,241	13,472	11,953	261	138,307		214,545
Non-personal	48,168	43,916	36,125	30,153	22,512	31,790	66,342	18,052	164,931		461,989
Financial instruments designated at fair value through profit or loss	22	77	360	410	523	3,090	1,646	1,969	91		8,188
Acceptances	13,838	2,082	338	50	30	–	–	–	–		16,338
Obligations related to securities sold short	910	972	870	305	1,013	3,896	8,685	7,388	8,048		32,087
Derivative financial instruments	2,520	4,288	1,613	2,716	1,583	6,773	7,699	10,775	–		37,967
Obligations related to securities sold under repurchase agreements and securities lent	96,157	3,466	1,634	–	–	–	–	–	–		101,257
Subordinated debentures	–	–	–	–	–	–	–	5,698	–		5,698
Other liabilities	2,720	592	1,302	422	757	1,784	6,167	5,978	33,022		52,744
Total equity	–	–	–	–	–	–	–	–	67,680		67,680
Total liabilities and equity	$173,132	$64,808	$54,778	$43,619	$36,659	$60,805	$102,492	$50,121	$412,079		$998,493

Off-balance sheet commitments
Operating leases	$36	$72	$106	$104	$102	$378	$818	$880	$–		$2,496
Credit commitments(3)	4,232	5,588	13,438	15,182	22,619	23,906	105,988	6,486	–		197,439
Financial guarantees(4)	–	–	–	–	–	–	–	–	36,423		36,423
Outsourcing obligations	18	36	52	52	52	207	311	–	1		729
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Credit ratings

Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

The Bank continues to have strong credit ratings and its deposits and legacy senior debt are rated AA by DBRS, Aa2 by Moody’s, AA- by Fitch and A+ by Standard and Poor’s (S&P). The Bank’s new bail-inable senior debt is rated AA (low) by DBRS, A2 by Moody’s, AA- by Fitch and A- by S&P. All four credit rating agencies have a stable outlook on the Bank.

32    Scotiabank First Quarter Report 2019

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management

We continue to manage our capital in accordance with the capital management framework as described on pages 55 to 67 of the Bank’s 2018 Annual Report.

Domestic Stability Buffer

OSFI’s minimum regulatory capital ratio requirements, including the Domestic Systemically Important Banks (D-SIB) 1% surcharge and the Domestic Stability Buffer of 1.50%, are 9.5%, 11.0% and 13.0% for Common Equity Tier 1, Tier 1 and Total capital ratios, respectively.

In December 2018, OSFI announced a 25 basis point increase to the Domestic Stability Buffer to 1.75% of total risk-weighted assets, effective April 30, 2019.

OSFI Capital Adequacy Requirements Guideline Changes

Effective the first quarter of 2019, OSFI finalized revisions to its Capital Adequacy Requirements (CAR) Guideline that include: implementation of the revised standardized approach to counterparty credit risk and centralized counterparties (CCPs); implementation of the revised securitization framework, including OSFI’s transitional provisions which substantially delay the impact on regulatory capital to the first quarter of 2020; and, the removal of the CVA phase-in transitional arrangements which concluded at the end of 2018. The revisions also codify in the CAR Guideline changes to the Basel II standardized regulatory capital floor, which were announced in January 2018 and implemented in the second quarter of 2018.

In addition, this quarter OSFI implemented the amendments to Basel III as finalized by the Basel Committee on Banking Supervision (BCBS) in respect of holdings of Other Total Loss Absorbing Capital (TLAC) instruments issued by global systemically important banks (G-SIBs) which qualify towards their TLAC requirements and instruments ranking pari passu with those instruments. The BCBS regulatory capital treatment in respect of holdings of Other TLAC aims to reduce a significant source of contagion in the banking system. OSFI has also determined that it is appropriate to extend the Basel III treatment to holdings of Other TLAC instruments issued by Canadian D-SIBs.

Also effective this quarter are OSFI’s revisions to its Leverage Ratio framework and its disclosure requirements to align the Leverage Ratio Guideline with related changes within the CAR Guideline in respect of securitizations and counterparty credit risk.

Capital ratios

The Bank’s various regulatory capital measures consist of the following:

	As at
	January 31	October 31
($ millions)	2019	2018
Common Equity Tier 1 capital	$45,344	$44,443
Tier 1 capital	50,869	50,187
Total regulatory capital	59,796	57,364
CET1 risk-weighted assets(1)(2)	$408,565	$400,507
Tier 1 risk-weighted assets(1)(2)	408,565	400,680
Total risk-weighted assets(1)(2)	408,565	400,853
Capital ratios (%):
Common Equity Tier 1 capital ratio	11.1	11.1
Tier 1 capital ratio	12.5	12.5
Total capital ratio	14.6	14.3
Leverage:
Leverage exposures	$1,167,691	$1,119,099
Leverage ratio (%)	4.4	4.5
(1)

In accordance with OSFI’s requirement, effective January 31, 2019, CVA risk-weighted assets have been fully phased-in. In the prior year, CVA RWA were calculated using scalars of 0.80, 0.83 and 0.86 to compute CET1, Tier 1 and Total capital ratios, respectively.

(2)	As at January 31, 2019 and October 31, 2018, the Bank did not have a regulatory capital floor add-on for CET1, Tier 1 and Total capital RWA.

The Bank’s Common Equity Tier 1 capital ratio was 11.1% at January 31, 2019, flat with the prior quarter, primarily due to strong internal capital generation which was fully offset by organic growth in risk-weighted assets and the impacts from employee pension and post-retirement benefits on accumulated other comprehensive income.

The Bank’s Tier 1 capital ratio also remained flat with the prior quarter at 12.5%. The Bank’s Total capital ratio was 14.6%, an increase of approximately 30 bps from the prior quarter, primarily due to the issuance of $1.75 billion of subordinated debentures, partly offset by the redemption of $300 million of preferred shares.

The Bank’s Leverage ratio declined by approximately 10 bps this quarter due to growth in the Bank’s consolidated assets and the redemption of the preferred shares noted above.

As at January 31, 2019, the CET1, Tier 1, Total capital and Leverage ratios were well above OSFI’s minimum capital ratios.

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $45.3 billion, as at January 31, 2019, an increase of approximately $0.9 billion during the quarter, primarily due to internal capital generation of $1.1 billion, and higher accumulated other comprehensive income of $0.3 billion, excluding the impact from cash flow hedges, partly offset by increases to regulatory capital deductions of $0.4 billion.

Risk-weighted assets

CET1 risk-weighted assets (RWA) increased by $8.1 billion or 2% during the quarter to $408.6 billion, due primarily to organic growth in RWA and the impact of foreign currency translation.

Scotiabank First Quarter Report 2019    33

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Systemically Important Bank (G-SIB) Disclosures

In 2013, the Basel Committee on Banking Supervision (BCBS), in conjunction with the Financial Stability Board (FSB), issued “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” which assesses the systemic importance of banks to the global financial system and wider economy. Banks with Basel III leverage exposures in excess of EUR 200 billion or those classified as a G-SIB in the past year are required to participate in an annual survey.

The G-SIB indicators as defined by the BCBS are intended to reflect the size of banks, their interconnectedness, the amount of financial institution infrastructure they provide, their cross-jurisdictional activity and their complexity. According to the most recent assessment by the FSB communicated in November 2018, the Bank is not considered to be a G-SIB based on October 31, 2017 indicators. However, the Bank is required to disclose the values of its indicators in accordance with the “Global systemically important banks – Public disclosure requirements” as revised by OSFI in 2015. The G-SIB indicators provided below are calculated based on specific instructions issued by the BCBS and may not be directly comparable against other disclosed information.

As at and for the year ended October 31 ($ millions)(1)
Category(2)	Indicator(2)	2018	2017
Cross-jurisdictional activity	Cross-jurisdictional claims	$436,105	$384,463
	Cross-jurisdictional liabilities	354,795	323,660
Size	Total exposures as defined for use in the Basel III leverage ratio	1,136,860	1,065,502
Interconnectedness	Intra-financial system assets(3)	126,551	107,392
	Intra-financial system liabilities(3)	87,842	80,402
	Securities outstanding	271,537	279,270
Substitutability/financial institution infrastructure	Payments activity	15,055,030	13,663,530
	Assets under custody	222,785	252,745
	Underwritten transactions in debt and equity markets	51,041	70,966
Complexity	Notional amount of over-the-counter derivatives	5,098,803	4,266,257
	Trading and available-for-sale securities	39,206	38,935
	Level 3 assets	924	768
(1)	Disclosures are based on the regulatory definition of consolidation.
(2)	As defined by the BCBS publication “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” (July 2018).
(3)	Prior period restated.

Changes in G-SIB Indicators

During 2018, payment activity increased primarily due to higher volumes in US dollars and British pounds. In addition, increases in notional amounts for over-the-counter derivatives are mainly from higher volumes in interest rate swaps. Other year-over-year movements generally reflect changes in business activity or impacts from foreign currency translation.

Normal Course Issuer Bid

On May 29, 2018, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid (the “2018 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the 2018 NCIB will terminate upon earlier of: (i) the Bank purchasing the maximum number of common shares under the 2018 NCIB, (ii) the Bank providing a notice of termination, or (iii) June 3, 2019. On a quarterly basis, the Bank will notify OSFI prior to making purchases. Under the 2018 NCIB, the Bank has cumulatively repurchased and cancelled approximately 9.23 million common shares at an average price of $74.46 per share.

During the quarter ended January 31, 2019, the Bank repurchased and cancelled approximately 3.25 million common shares at a volume weighted average price of $71.93 per share for a total amount of $234 million.

Common dividend

The Board of Directors, at its meeting on February 25, 2019, approved a dividend of 87 cents per share. This quarterly dividend is payable to shareholders of record as of April 2, 2019 on April 26, 2019.

Financial Instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 23. The methods of determining the fair value of financial instruments are detailed on page 169 of the Bank’s 2018 Annual Report.

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 85 of the Bank’s 2018 Annual Report).

34    Scotiabank First Quarter Report 2019

MANAGEMENT’S DISCUSSION & ANALYSIS

Total derivative notional amounts were $5,446 billion as at January 31, 2019, compared to $5,334 billion as at October 31, 2018. The quarterly change was primarily due to an increase in the volume of interest rate and foreign exchange contracts. The total notional amount of over-the-counter derivatives was $5,179 billion compared to $5,097 billion as at October 31, 2018, of which $3,808 billion was settled through central counterparties as at January 31, 2019 ( October 31, 2018 – $3,523 billion). The credit equivalent amount, after taking master netting arrangements into account, was $27.7 billion, compared to $32.2 billion at October 31, 2018. The decrease was primarily attributable to lower volume of foreign exchange and commodity contracts.

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 71 of the Bank’s 2018 Annual Report. The Bank’s net exposures have substantially remained unchanged from year end.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.

No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. The Bank securitizes a portion of its unsecured personal lines of credit, credit card and auto loan receivables through consolidated structured entities, namely, Halifax Receivables Trust, Trillium Credit Card Trust II and Securitized Term Auto Receivables Trusts. During the quarter the Bank did not enter into any new securitization arrangements.

Processes for review and approval of these contractual arrangements are unchanged from last year.

For a complete discussion of these types of arrangements, please refer to pages 67 to 69 of the Bank’s 2018 Annual Report.

Structured entities

The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $3.8 billion as at January 31, 2019 (October 31, 2018 – $4.0 billion). As at January 31, 2019, total commercial paper outstanding for these conduits was $2.4 billion (October 31, 2018 – $3.2 billion). Funded assets purchased and held by these conduits as at January 31, 2019, as reflected at original cost, were $2.4 billion (October 31, 2018 – $3.2 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2018.

Other off-balance sheet arrangements

Guarantees and other indirect commitments increased by 4% from October 31, 2018. The increase is due to higher volumes in undrawn loan commitments and securities lending activities. Fees from guarantees and loan commitment arrangements recorded as credit fees in non-interest income – banking were $150 million for the three months ended January 31, 2019, compared to $148 million in the previous quarter.

Regulatory Developments

The Bank continues to monitor and respond to global regulatory developments relating to a broad spectrum of topics, in order to ensure that control and business units are responsive on a timely basis and business impacts, if any, are minimized.

Bank Recapitalization (Bail-In) Regime and Total Loss Absorbing Capacity (TLAC)

On September 23, 2018, the regulations under the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and the Bank Act (Canada) (collectively, the “Bail-In Regulations”) providing the details of conversion, issuance and compensation regimes for bail-in instruments issued by domestic systemically important banks, including the Bank, came into force. Pursuant to the CDIC Act, in circumstances where the Superintendent of Financial Institutions has determined that the Bank has ceased, or is about to cease, to be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing CDIC to convert all or a portion of certain shares and liabilities of the Bank into common shares of the Bank. For a description of the Canadian bank resolution powers and the consequent risk factors attaching to certain liabilities of the Bank, reference is made to the Annual Information Form.

On April 18, 2018, OSFI issued guidelines on Total Loss Absorbing Capacity (TLAC), which will apply to Canada’s D-SIBs as part of the Federal Government’s bail-in regime. The standards are intended to address the sufficiency of a systemically important bank’s loss absorbing capacity in supporting its recapitalization in the event of its failure. OSFI provided notification requiring systemically important banks to maintain a minimum of 21.5% plus the domestic stability buffer of TLAC eligible instruments relative to their RWAs and 6.75% relative to their leverage exposures. The Bank is required to comply with the minimum TLAC requirements by November 1, 2021 and has begun disclosing its TLAC ratios this quarter as required.

United Kingdom and European Regulatory Reform

The U.K. is in negotiations to exit the E.U. and the two-year negotiation period triggered by the U.K.’s formal notice of intention to withdraw from the E.U. ends on March 29, 2019. Political agreement has been reached on a transition period, which would extend until December 31, 2020 (and possibly longer), providing additional time in which to ensure readiness, however that is dependent on an overall withdrawal agreement being concluded and ratified. If the transitional period is ratified then all E.U. legislation will continue to apply in the U.K. for its duration. There remains a possibility that the U.K. will leave the E.U. on March 29, 2019 without having a withdrawal agreement in place (a so-called “hard” Brexit).

Scotiabank First Quarter Report 2019    35

MANAGEMENT’S DISCUSSION & ANALYSIS

The U.K.’s exit from the E.U. may result in significant changes in law(s), which may impact the Bank’s business, financial condition and/or results of operations and could adversely impact the Bank’s cost of funding in Europe. The Bank continually monitors developments to prepare for changes that have the potential to impact its operations in the U.K. and elsewhere in Europe and is developing and revising its contingency plans accordingly.

Regulatory Initiatives Impacting Financial Services in Canada

In October 2018, in connection with its previously tabled budget, the government of Canada introduced legislation: amending the Bank Act to strengthen the financial consumer protection framework, with enhancements in the areas of corporate governance, responsible business conduct, disclosure and customer redress; amending the Financial Consumer Agency of Canada Act to strengthen the mandate and powers of the Financial Consumer Agency of Canada; and enacting the Pay Equity Act to redress systemic gender-based discrimination by requiring federal public and private sector employers to establish and maintain a pay equity plan within set time frames. Implementing regulations are still required, regarding earlier amendments to the Bank Act, which would allow banks to undertake broader financial technology activities. Provincial consumer protection initiatives are also being monitored to assess their possible implications from a financial services perspective.

Basel Committee on Banking Supervision – Finalized Basel III reforms

In December 2017, the Group of Governors and Heads of Supervision (GHOS), the oversight body of the Basel Committee on Banking Supervision (BCBS), announced that they have agreed on an output floor of 72.5% and have finalized the remaining Basel III reforms.

The final Basel III reform package includes: a revised standardized approach for credit risk; revisions to the internal ratings-based approach for credit risk; revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach; a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approaches; revisions to the measurement of the leverage ratio and a leverage ratio buffer for global systemically important banks (G-SIBs), which will take the form of a Tier 1 capital buffer set at 50% of a G-SIB’s risk-weighted capital buffer; and an aggregate output floor, which will ensure that banks’ risk-weighted assets (RWAs) generated by internal models are no lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches. Banks will also be required to disclose their RWAs based on these standardized approaches. Implementation of the new Basel III standards will be required in 2022. This includes the Fundamental Review of the Trading Book (FRTB) rules, which represents a delay from 2020. There is a phase-in period for the 72.5% output floor from January 1, 2022 until January 2027.

In July 2018, OSFI issued a discussion paper seeking views from interested stakeholders on its proposed policy direction and its timelines for implementation of the final Basel III reforms in Canada. OSFI supports the changes proposed within the final Basel III reforms and intends to implement them domestically, while also considering the adjustments required to recognize the unique characteristics of the Canadian market, improving risk sensitivity and providing the right incentives, while promoting the safety and soundness of deposit taking institutions in consideration of level playing field and competitiveness issues. As part of these adjustments, OSFI is considering eliminating the BCBS’ transitional provisions for the output floor, setting the output floor at 72.5% commencing the first quarter of 2022. Responses to the questions raised within the discussion paper were due to OSFI by October 19, 2018. The Bank will continue to monitor and prepare for developments impacting regulatory capital requirements.

Regulatory Capital Pillar 3 Disclosure Requirements

In February 2018, the Basel Committee on Banking Supervision (BCBS) issued an update to its Pillar 3 disclosure requirements framework, as the third phase of the Committee’s disclosure project, which builds on the first and second phases, published by the Committee in January 2015 and March 2017, respectively. The third phase is primarily to address changes in disclosure requirements from the Basel III reforms finalized in December 2017, as well as other disclosure requirements related to asset encumbrance, capital distribution constraints, and the scope of disclosure requirements across resolution groups.

Commencing October 31, 2018, the Bank’s supplementary regulatory capital disclosures meet OSFI’s April 2017 disclosure guideline for the Committee’s first phase of the revised Pillar 3 disclosure requirements. OSFI’s disclosure guidelines for the implementation of the second and third phases of the Committee disclosure project are awaited.

Regulatory Developments Relating to Liquidity

The Net Stable Funding Ratio (NSFR) is expected to become a minimum standard in OSFI’s liquidity framework. The NSFR is aimed at reducing structural funding risk by requiring banks to fund their activities with sufficiently stable sources of funding. OSFI has extended the targeted implementation timeline of the NSFR to January 2020.

Reforms to interest rate benchmarks

LIBOR is the most widely referenced interest benchmark rate across the globe for derivatives, bonds, loans and other floating rate instruments; however, there is a regulator-led push to transition the market from LIBOR to alternative risk-free, or nearly risk-free, rates that are based on actual overnight transactions. The U.K.’s Financial Conduct Authority announced in 2017 that it will no longer persuade or compel panel banks to make the submissions required to calculate LIBOR. As a result, U.K. and U.S. regulators have warned the industry they will need to be prepared for LIBOR to be discontinued at the end of 2021. Derivatives, floating rate notes and other financial contracts whose terms extend beyond 2021, and that refer to LIBOR as the reference rate, will be impacted. The Bank will continue to monitor developments in this area.

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2018 as described in Note 3 of the Bank’s 2018 annual consolidated financial statements, except for changes to the accounting for revenue from contracts with customers as a result of adopting IFRS 15, Revenue from Contracts with Customers discussed in Note 3 and 4 of the condensed interim consolidated financial statements.

36    Scotiabank First Quarter Report 2019

MANAGEMENT’S DISCUSSION & ANALYSIS

Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2018 Annual Report, other than the following:

IFRS 17 – Insurance Contracts

The Bank is required to adopt IFRS 17 Insurance Contracts on November 1, 2021. The standard will impact the Bank’s Canadian and International insurance businesses. The standard impacts the recognition and measurement of insurance contracts.

On November 14, 2018 the IASB tentatively decided to defer the effective date, by one year, to annual periods on or after January 1, 2022. The deferral is subject to public consultation during 2019. The IASB, based on feedback from stakeholders, continues to deliberate on potential changes to the standard. The Bank will continue to monitor developments related to the standard and provide further updates as final decisions are published by the IASB.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting during the three months ended January 31, 2019, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2018 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Economic Outlook

The global economy is slowing following a period of robust expansion. Global growth is nevertheless expected to remain solid, though risks to the outlook generally tilt to the downside. The Canadian economy remains on firm footing. Economic indicators in Canada and in the US remain generally positive and employment reports continue to suggest very strong demand for workers, leading to solid increases in labour income. Canadian growth is expected to hover slightly below 2% this year, roughly in line with the economy’s potential. Underlying measures of inflation are expected to remain around the 2% levels targeted by the Bank of Canada. To keep inflation around this target, we expect the Bank of Canada to gradually remove the remaining monetary stimulus by bringing rates to their neutral level of 2.75% by Q1 2020.

Following two quarters of exceptional growth driven by the early-2018 fiscal stimulus package, US growth is slowing to a more sustainable pace. Growth is expected to decelerate into 2019 and average 2.4% for the year, reflecting the diminishing impact from the 2018 tax reforms and spending package. The Federal Reserve is expected to raise its policy rate further this year, reaching 3.25% in early 2020.

Mexican growth prospects have been trimmed owing to uncertainty associated with the direction of policies of the new Presidency. Growth of around 1.5% is anticipated in 2019, following the 2.0% expected for 2018. Markets currently have a sanguine view on the Mexican economy but that could change should policy developments disappoint. Growth prospects are much more solid in other Pacific Alliance Countries. The Colombian and Peruvian outlooks are stronger in 2019 than in 2018 owing to a range of economic and political factors. In Chile, though growth will moderate from the rapid pace set last year, the economy is expected to advance 3.2% in 2019, well above the growth rates expected in Canada and the United States.

Scotiabank First Quarter Report 2019    37

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

As at January 31, 2019	Amount ($ millions)		Dividends declared per share(1)		Number outstanding (000s)		Conversion feature
Common shares(2)		$18,296		$0.87		1,225,651	n/a
Preferred shares
Preferred shares Series 22(3)		–		–		–	–
Preferred shares Series 23(3)		–		–		–	–
Preferred shares Series 30(4)		154		0.113750		6,143	Series 31
Preferred shares Series 31(4)		111		0.163664		4,457	Series 30
Preferred shares Series 32(4)		279		0.128938		11,162	Series 33
Preferred shares Series 33(4)		130		0.184623		5,184	Series 32
Preferred shares Series 34(4)(5)		350		0.343750		14,000	Series 35
Preferred shares Series 36(4)(5)		500		0.343750		20,000	Series 37
Preferred shares Series 38(4)(5)		500		0.303125		20,000	Series 39
Preferred shares Series 40(4)(5)		300		0.303125		12,000	Series 41

Additional Tier 1 securities	Amount ($ millions)		Distribution		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(6)		$750		$28.25		5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(6)		650		39.01		7.802	650
Subordinated additional Tier 1 capital securities (NVCC)(5)(7)	US$	1,250	US$	23.25		4.650	1,250

NVCC Subordinated debentures(5)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due March 2027						$1,250	2.58
Subordinated debentures due December 2025						750	3.37
Subordinated debentures due December 2025					US$	1,250	4.50
Subordinated debentures due January 2029						1,750	3.89

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(2)(8)							13,826
(1)

Dividends on common shares are paid quarterly, if and when declared. Dividends declared as at February 26, 2019. The Board of Directors, at its meeting on February 25, 2019, approved a dividend of 87 cents per share payable to shareholders of record as of April 2, 2019 on April 26, 2019.

(2)	As at February 15, 2019, the number of outstanding common shares and options were 1,225,928 thousand and 13,546 thousand, respectively.
(3)	On January 28, 2019, the Bank redeemed all outstanding Non-cumulative Preferred share Series 22 and Series 23 and paid a dividend of $0.239375 and $0.215885, respectively, per share.
(4)

These preferred shares are entitled to non-cumulative preferential cash dividends payable quarterly. These preferred shares have conversion features. Refer to Note 24 of the Consolidated Financial Statements in the Bank’s 2018 Annual Report for further details.

(5)

These securities contain Non-Viability Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. The Bank’s 2018 Annual Report describes the conditions under which the conversion occurs and the conversion mechanics of NVCC Subordinated Debentures (Note 21), NVCC Subordinated additional Tier 1 capital securities (Note 24) and NVCC Preferred Shares (Note 24). The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC subordinated additional Tier 1 capital securities, and NVCC preferred shares as at January 31, 2019 would be 2,358 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(6)	These securities have exchange features. Refer to Table 27 in the Bank’s 2018 Annual Report for further details.
(7)	Semi-annual distributions are recorded in the second and fourth fiscal quarters, if and when paid.
(8)	Included are nil stock option with tandem stock appreciation rights (Tandem SAR) features.

For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 21, 24 and 26 of the Bank’s consolidated financial statements in the 2018 Annual Report.

38    Scotiabank First Quarter Report 2019

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

40	Condensed Interim Consolidated Financial Statements

45	Notes to the Condensed Interim Consolidated Financial Statements

	45	Note 1 - Reporting entity

	45	Note 2 - Basis of preparation

	45	Note 3 - Significant accounting policies

	46	Note 4 - Transition to IFRS 15

	46	Note 5 - Future accounting developments

	46	Note 6 - Cash and deposits with financial institutions

	46	Note 7 - Investment securities

	48	Note 8 - Loans, impaired loans and allowance for credit losses

	52	Note 9 - Derecognition of financial assets

	53	Note 10 - Investments in associates

54	Note 11 - Deposits

54	Note 12 - Capital and financing transactions

55	Note 13 - Capital management

55	Note 14 - Share-based payments

55	Note 15 - Employee benefits

55	Note 16 - Operating segments

57	Note 17 - Interest income and expense

57	Note 18 - Trading revenues

57	Note 19 - Earnings per share

58	Note 20 - Financial instruments

64	Note 21 - Corporate income taxes

64	Note 22 - Acquisitions and divestitures

65	Note 23 - Events after the Consolidated Statement of Financial Position date

Scotiabank First Quarter Report 2019    39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	January 31 2019	October 31 2018
Assets
Cash and deposits with financial institutions	6	$52,942	$62,269
Precious metals		3,622	3,191
Trading assets
Securities		93,047	85,474
Loans		13,161	14,334
Other		748	454
		106,956	100,262
Financial instruments designated at fair value through profit or loss		14	12
Securities purchased under resale agreements and securities borrowed		127,959	104,018
Derivative financial instruments		32,161	37,558
Investment securities	7	77,986	78,396
Loans
Residential mortgages	8	258,649	253,357
Personal loans	8	96,650	96,019
Credit cards	8	17,124	16,485
Business and government	8	198,793	191,038
		571,216	556,899
Allowance for credit losses	8(c)	5,111	5,065
		566,105	551,834
Other
Customers’ liability under acceptances, net of allowance		18,737	16,329
Property and equipment		2,680	2,684
Investments in associates	10	5,184	4,850
Goodwill and other intangible assets		17,864	17,719
Deferred tax assets		2,047	1,938
Other assets		20,026	17,433
		66,538	60,953
Total assets		$1,034,283	$998,493
Liabilities
Deposits
Personal	11	$221,921	$214,545
Business and government	11	434,749	422,002
Financial institutions	11	34,209	39,987
		690,879	676,534
Financial instruments designated at fair value through profit or loss		9,907	8,188
Other
Acceptances		18,746	16,338
Obligations related to securities sold short		31,621	32,087
Derivative financial instruments		35,970	37,967
Obligations related to securities sold under repurchase agreements and securities lent		116,527	101,257
Subordinated debentures	12	7,492	5,698
Other liabilities		53,975	52,744
		264,331	246,091
Total liabilities		965,117	930,813
Equity
Common equity
Common shares	12	18,296	18,234
Retained earnings		42,236	41,414
Accumulated other comprehensive income (loss)		1,587	992
Other reserves		406	404
Total common equity		62,525	61,044
Preferred shares and other equity instruments	12	3,884	4,184
Total equity attributable to equity holders of the Bank		66,409	65,228
Non-controlling interests in subsidiaries		2,757	2,452
Total equity		69,166	67,680
Total liabilities and equity		$1,034,283	$998,493

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

40    Scotiabank First Quarter Report 2019

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended
(Unaudited) ($ millions)	Note	January 31 2019	(1)	October 31 2018	January 31 2018
Revenue
Interest income(2)
Loans		$7,091		$6,877	$5,803
Securities		516		488	399
Securities purchased under resale agreements and securities borrowed		130		129	98
Deposits with financial institutions		254		226	181
	17	7,991		7,720	6,481
Interest expense
Deposits		3,335		3,063	2,256
Subordinated debentures		61		55	52
Other		321		382	237
	17	3,717		3,500	2,545
Net interest income		4,274		4,220	3,936
Non-interest income
Card revenues		244		300	273
Banking service fees		433		473	423
Credit fees		324		308	285
Mutual funds		447		439	438
Brokerage fees		216		227	230
Investment management and trust		257		209	163
Underwriting and other advisory		92		103	148
Non-trading foreign exchange		160		158	148
Trading revenues	18	329		370	387
Net gain on sale of investment securities		22		10	35
Net income from investments in associated corporations		129		169	110
Insurance underwriting income, net of claims		184		169	169
Other fees and commissions		252		228	204
Other		241		65	139
		3,330		3,228	3,152
Total revenue		7,604		7,448	7,088
Provision for credit losses		688		590	544
		6,916		6,858	6,544
Non-interest expenses
Salaries and employee benefits		2,164		1,972	1,702
Premises and technology		696		695	609
Depreciation and amortization		248		233	199
Communications		109		123	105
Advertising and business development		139		182	129
Professional		218		270	186
Business and capital taxes		137		113	123
Other		460		476	445
		4,171		4,064	3,498
Income before taxes		2,745		2,794	3,046
Income tax expense	21	498		523	709
Net income		$2,247		$2,271	$2,337
Net income attributable to non-controlling interests in subsidiaries		111		92	58
Net income attributable to equity holders of the Bank		$2,136		$2,179	$2,279
Preferred shareholders and other equity instrument holders		29		65	30
Common shareholders		$2,107		$2,114	$2,249
Earnings per common share (in dollars)
Basic	19	$1.72		$1.72	$1.88
Diluted	19	1.71		1.71	1.86
Dividends paid per common share (in dollars)		0.85		0.85	0.79
(1)	The amounts for the period ended January 31, 2019 have been prepared in accordance with IFRS 15; prior period amounts have not been restated (refer to Notes 3 and 4).
(2)

Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $7,923 for the quarter ended January 31, 2019 (October 31, 2018 – $7,624; January 31, 2018 – $6,446).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2019    41

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended
(Unaudited) ($ millions)	January 31 2019	October 31 2018	January 31 2018
Net income	$2,247	$2,271	$2,337
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	805	(752)	(1,510)
Net gains (losses) on hedges of net investments in foreign operations	(184)	(54)	670
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	7	(3)	(9)
Net gains (losses) on hedges of net investments in foreign operations	(48)	(14)	179
	662	(789)	(1,010)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	443	(156)	(305)
Reclassification of net (gains) losses to net income	(371)	97	177
Income tax expense (benefit):
Net gains (losses) in fair value	125	(38)	(70)
Reclassification of net (gains) losses to net income	(110)	27	50
	57	(48)	(108)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	721	(858)	201
Reclassification of net (gains) losses to net income	(374)	721	(295)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	191	(223)	55
Reclassification of net (gains) losses to net income	(101)	189	(79)
	257	(103)	(70)
Other comprehensive income (loss) from investments in associates	19	26	13
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	(460)	129	84
Income tax expense (benefit)	(119)	38	25
	(341)	91	59
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	31	(24)	99
Income tax expense (benefit)	8	(6)	15
	23	(18)	84
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	30	(46)	(7)
Income tax expense (benefit)	8	(13)	(2)
	22	(33)	(5)
Other comprehensive income (loss) from investments in associates	(3)	–	(4)
Other comprehensive income (loss)	696	(874)	(1,041)
Comprehensive income	$2,943	$1,397	$1,296
Comprehensive income attributable to non-controlling interests	212	(71)	57
Comprehensive income attributable to equity holders of the Bank	2,731	1,468	1,239
Preferred shareholders and other equity instrument holders	29	65	30
Common shareholders	$2,702	$1,403	$1,209

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

42    Scotiabank First Quarter Report 2019

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity
			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Foreign currency translation	Available- for-sale securities	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other(2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total
Balance as at October 31, 2018	$18,234	$41,414	$1,441	$–	$(68)	$(126)	$(121)	$(134)	$404	$61,044	$4,184	$65,228	$2,452	$67,680
Cumulative effect of adopting IFRS 15(3)	–	(58)	–	–	–	–	–	–	–	(58)	–	(58)	–	(58)
Balance as at November 1, 2018	$18,234	$41,356	$1,441	$–	$(68)	$(126)	$(121)	$(134)	$404	$60,986	$4,184	$65,170	$2,452	$67,622
Net income	–	2,107	–	–	–	–	–	–	–	2,107	29	2,136	111	2,247
Other comprehensive income (loss)	–	–	562	–	57	20	257	(301)	–	595	–	595	101	696
Total comprehensive income	$–	$2,107	$562	$–	$57	$20	$257	$(301)	$–	$2,702	$29	$2,731	$212	$2,943
Shares issued	110	–	–	–	–	–	–	–	(17)	93	–	93	–	93
Shares repurchased/redeemed	(48)	(186)	–	–	–	–	–	–	–	(234)	(300)	(534)	–	(534)
Dividends and distributions paid to equity holders	–	(1,041)	–	–	–	–	–	–	–	(1,041)	(29)	(1,070)	(31)	(1,101)
Share-based payments(4)	–	–	–	–	–	–	–	–	4	4	–	4	–	4
Other	–	–	–	–	–	–	–	–	15	15	–	15	124 (5)	139
Balance as at January 31, 2019	$18,296	$42,236	$2,003	$–	$(11)	$(106)	$136	$(435)	$406	$62,525	$3,884	$66,409	$2,757	$69,166

Balance as at October 31, 2017	$15,644	$38,117	$1,861	$(46)	$–	$–	$235	$(473)	$116	$55,454	$4,579	$60,033	$1,592	$61,625
Cumulative effect of adopting IFRS 9	–	(564)	–	46	184	(179)	–	–	–	(513)	–	(513)	(97)	(610)
Balance as at November 1, 2017	$15,644	$37,553	$1,861	$–	$184	$(179)	$235	$(473)	$116	$54,941	$4,579	$59,520	$1,495	$61,015
Net income	–	2,249	–	–	–	–	–	–	–	2,249	30	2,279	58	2,337
Other comprehensive income (loss)	–	–	(1,006)	–	(108)	83	(71)	62	–	(1,040)	–	(1,040)	(1)	(1,041)
Total comprehensive income	$–	$2,249	$(1,006)	$–	$(108)	$83	$(71)	$62	$–	$1,209	$30	$1,239	$57	$1,296
Shares issued	62	–	–	–	–	–	–	–	(8)	54	–	54	–	54
Shares repurchased/redeemed	(29)	(149)	–	–	–	–	–	–	–	(178)	–	(178)	–	(178)
Dividends and distributions paid to equity holders	–	(949)	–	–	–	–	–	–	–	(949)	(30)	(979)	(25)	(1,004)
Share-based payments(4)	–	–	–	–	–	–	–	–	4	4	–	4	–	4
Other	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Balance as at January 31, 2018	$15,677	$38,704	$855	$–	$76	$(96)	$164	$(411)	$112	$55,081	$4,579	$59,660	$1,527	$61,187
(1)	Includes undistributed retained earnings of $62 (January 31, 2018 – $58) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Refer to Note 4 for a summary of the adjustments on initial application of IFRS 15.
(4)	Represents amounts on account of share-based payments (refer to Note 14).
(5)	Includes changes to non-controlling interests arising from business combinations and related transactions.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2019    43

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended
Sources (uses) of cash flows	January 31 2019	January 31 2018
Cash flows from operating activities
Net income	$2,247	$2,337
Adjustment for:
Net interest income	(4,274)	(3,936)
Depreciation and amortization	248	199
Provision for credit losses	688	544
Equity-settled share-based payment expense	4	4
Net gain on sale of investment securities	(22)	(35)
Net income from investments in associated corporations	(129)	(110)
Income tax expense	498	709
Changes in operating assets and liabilities:
Trading assets	(6,202)	(8,315)
Securities purchased under resale agreements and securities borrowed	(23,996)	4,493
Loans	(10,578)	(6,378)
Deposits	12,320	22,505
Obligations related to securities sold short	(645)	2,271
Obligations related to securities sold under repurchase agreements and securities lent	15,175	(2,031)
Net derivative financial instruments	4,199	3,022
Other, net	(4,620)	(9,844)
Dividends received	95	81
Interest received	8,043	6,516
Interest paid	(3,703)	(2,741)
Income tax paid	(957)	(613)
Net cash from/(used in) operating activities	(11,609)	8,678
Cash flows from investing activities
Interest-bearing deposits with financial institutions	10,453	435
Purchase of investment securities	(17,693)	(26,550)
Proceeds from sale and maturity of investment securities	19,007	18,724
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	–	–
Property and equipment, net of disposals	(17)	(24)
Other, net	(214)	(115)
Net cash from/(used in) investing activities	11,536	(7,530)
Cash flows from financing activities
Proceeds from issue of subordinated debentures	1,750	–
Redemption/repayment of subordinated debentures	–	(112)
Redemption of preferred shares	(300)	–
Proceeds from common shares issued	110	62
Common shares purchased for cancellation	(234)	(178)
Cash dividends and distributions paid	(1,070)	(979)
Distributions to non-controlling interests	(31)	(25)
Other, net	580	267
Net cash from/(used in) financing activities	805	(965)
Effect of exchange rate changes on cash and cash equivalents	70	(176)
Net change in cash and cash equivalents	802	7
Cash and cash equivalents at beginning of period(1)	8,997	7,825
Cash and cash equivalents at end of period(1)	$9,799	$7,832
(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 6).

The	accompanying notes are an integral part of these condensed interim consolidated financial statements.

44    Scotiabank First Quarter Report 2019

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual audited consolidated financial statements for the year ended October 31, 2018.

The condensed interim consolidated financial statements for the quarter ended January 31, 2019 have been approved by the Board of Directors for issue on February 26, 2019.

Certain comparative amounts have been restated to conform with the basis of presentation in the current period.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Equity instruments designated at fair value through other comprehensive income

•	Debt instruments measured at fair value through other comprehensive income

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Significant accounting policies

These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2018.

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2018, as described in Note 3 of the Bank’s consolidated financial statements in the 2018 Annual Report, except for changes to the accounting for revenue from contracts with customers as a result of adopting IFRS 15, Revenue from Contracts with Customers (IFRS 15). The significant accounting policies below have been updated for those items scoped in line with IFRS 15.

Card revenues include interchange fees, annual fees and other card related fees. Interchange fees are recognized in connection with the customer’s purchase of goods and services and are calculated as a percentage of the transaction amount as established by the payment network. Interchange fees are recognized on the transaction date. The Bank presents interchange fees net of network association costs incurred and reward costs for associated cards where the customer has the option to redeem points for statement credits or the Bank is acting as an agent. Annual fees are recognized in income over 12 months. Other card fees are transaction-based and are recognized on the transaction date.

Banking services fees consist of fees earned on personal, business and government deposit activities. Personal deposit-related fees consist of account maintenance and various transaction-based services. Business and government deposit-related fees consist of commercial deposit and treasury management services and other cash management services. These fees are recognized on the transaction date or over time as services are provided to the customer.

Scotiabank First Quarter Report 2019    45

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Mutual funds fees include management and administration fees which are earned in our wealth management business. These fees are calculated as a percentage of the fund’s net asset value and recognized as the service is provided. From time to time, the Bank may also recognize performance fees from some funds. These fees are only recognized to the extent that it is highly probable that a significant reversal of revenue will not occur.

Brokerage fees relate to fees earned for providing full-service and discount brokerage services to clients. These fees are contractually agreed and can be asset based or linked to individual transactions. Such fees are recognized as the service is provided to clients or on the trade date.

Investment management and trust fees include administration, trust services and other investment services provided to clients. These fees are contractually agreed and can be linked to portfolio values or individual transactions. Such fees are recognized as the service is provided to clients to the extent that it is highly probable that a significant reversal of revenue will not occur.

Underwriting and other advisory fees relate to fees earned for services provided to clients in relation to placement of debt and equities, and loan syndications. Such fees also include services to clients for mergers, acquisitions, financial restructurings and other corporate finance activities. These fees are recognized when the service has been performed and/or contractual milestones are completed. Performance and completion fees are variable consideration and generally contingent on the successful completion of a transaction.

Other fees and commissions include commissions earned on the sale of third party insurance products to the Bank’s customers. Such fees and commissions are recognized when the performance obligation is completed.

4.	Transition to IFRS 15

On November 1, 2018, the Bank adopted IFRS 15, Revenue from Contracts with Customers, which specifies how and when revenue is recognized, but does not impact income recognition related to financial instruments in scope of IFRS 9. The new standard replaces the previous standard IAS 18 Revenue and provides a single, principles-based five-step model to be applied to all contracts with customers and to determine whether the performance obligation is to provide the service itself (i.e., act as a principal) or to arrange another party to provide the service (i.e., act as an agent).

The Bank adopted IFRS 15 using the modified retrospective approach and accordingly, comparative periods have not been restated. The Bank recorded a cumulative-effect adjustment to decrease opening retained earnings on November 1, 2018 of $58 million (net of tax). This adjustment relates to certain costs that are no longer eligible for deferral under the new standard and the remeasurement of certain liabilities at fulfilment cost. For the quarter, the impact of IFRS 15 was a decrease in non-interest income and non-interest expenses of approximately $55 million, representing certain loyalty rewards previously recorded in non-interest expenses and now being recorded as a reduction to non-interest income.

5.	Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2018 Annual Report, other than the following:

IFRS 17 – Insurance Contracts

The Bank is required to adopt IFRS 17 Insurance Contracts on November 1, 2021. The standard will impact the Bank’s Canadian and international insurance businesses. The standard impacts the recognition and measurement of insurance contracts.

On November 14, 2018 the IASB tentatively decided to defer the effective date, by one year, to annual periods on or after January 1, 2022. The deferral is subject to public consultation during 2019. The IASB, based on feedback from stakeholders, continues to deliberate on potential changes to the standard. The Bank will continue to monitor developments related to the standard and provide further updates as final decisions are published by the IASB.

6.	Cash and deposits with financial institutions

	As at
($ millions)	January 31 2019		October 31 2018
Cash and non-interest-bearing deposits with financial institutions	$9,799		$8,997
Interest-bearing deposits with financial institutions	43,143		53,272
Total	$52,942	(1)	$62,269	(1)
(1)	Net of impairment allowances of $5 (October 31, 2018 – $3).

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $9,286 million (October 31, 2018 – $8,886 million) and are included above.

7.	Investment securities

The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	January 31 2019	October 31 2018
Debt investment securities measured at FVOCI	$55,530	$55,843
Debt investment securities measured at amortized cost	20,651	20,743
Equity investment securities designated at FVOCI	1,253	1,305
Equity investment securities measured at FVTPL	552	505
Total investment securities	$77,986	$78,396

46    Scotiabank First Quarter Report 2019

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(a)	Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at January 31, 2019 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$7,733	$109	$10	$7,832
Canadian provincial and municipal debt	3,546	7	25	3,528
U.S. treasury and other U.S. agency debt	20,609	146	64	20,691
Other foreign government debt	19,684	54	50	19,688
Other debt	3,800	14	23	3,791
Total debt investment securities measured at FVOCI	$55,372	$330	$172	$55,530

As at October 31, 2018 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$8,903	$38	$50	$8,891
Canadian provincial and municipal debt	4,403	3	54	4,352
U.S. treasury and other U.S. agency debt	19,298	6	163	19,141
Other foreign government debt	20,022	49	81	19,990
Other debt	3,503	6	40	3,469
Total debt investment securities measured at FVOCI	$56,129	$102	$388	$55,843

(b)	Debt investment securities measured at amortized cost

	As at
	January 31, 2019		October 31, 2018
($ millions)	Fair value	Carrying value(1)	Fair value	Carrying value(1)
Canadian federal and provincial government issued or guaranteed debt	$5,927	$6,011	$6,530	$6,681
U.S. treasury and other U.S. agency debt	4,165	4,256	4,321	4,462
Other foreign government debt	2,893	2,915	3,086	3,131
Corporate debt	7,474	7,469	6,379	6,469
Total debt investment securities measured at amortized cost	$20,459	$20,651	$20,316	$20,743
(1)	Balances are net of impairment allowances of nil (October 31, 2018 – $1).

(c)	Equity investment securities designated as at fair value through other comprehensive income (FVOCI)

The Bank has designated certain instruments, shown in the following table, as equity securities FVOCI, as these investments are expected to be held for the long-term for strategic purposes.

As at January 31, 2019 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$267	$–	$85	$182
Common shares	941	146	16	1,071
Total equity investment securities designated at FVOCI	$1,208	$146	$101	$1,253

As at October 31, 2018 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$334	$–	$54	$280
Common shares	937	126	38	1,025
Total equity investment securities designated at FVOCI	$1,271	$126	$92	$1,305

Scotiabank First Quarter Report 2019    47

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.	Loans, impaired loans and allowance for credit losses

(a)	Loans at amortized cost

	As at
	January 31, 2019			October 31, 2018
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$258,649	$709	$257,940	$253,357	$678	$252,679
Personal loans	96,650	2,111	94,539	96,019	2,109	93,910
Credit cards	17,124	1,212	15,912	16,485	1,213	15,272
Business and government	198,793	1,079	197,714	191,038	1,065	189,973
Total	$571,216	$5,111	$566,105	$556,899	$5,065	$551,834

(b)	Impaired loans(1)(2)

	As at
	January 31, 2019			October 31, 2018
($ millions)	Gross impaired loans	Allowance for credit losses	Net	Gross impaired loans	Allowance for credit losses	Net
Residential mortgages	$1,868	$362	$1,506	$1,797	$360	$1,437
Personal loans	1,108	640	468	1,069	644	425
Credit cards	–	–	–	–	–	–
Business and government	2,311	678	1,633	2,264	673	1,591
Total	$5,287	$1,680	$3,607	$5,130	$1,677	$3,453
By geography:
Canada	$1,058	$367	$691	$999	$381	$618
United States	108	24	84	80	25	55
Mexico	413	172	241	359	164	195
Peru	615	338	277	581	317	264
Chile	793	158	635	753	158	595
Colombia	607	162	445	619	159	460
Other international	1,693	459	1,234	1,739	473	1,266
Total	$5,287	$1,680	$3,607	$5,130	$1,677	$3,453
(1)	Interest income recognized on impaired loans during the three months ended January 31, 2019 was $14 (October 31, 2018 – $12).
(2)	Additional interest income of approximately $94 would have been recorded if the above loans had not been classified as impaired (October 31, 2018 – $93).

(c)	Allowance for credit losses

Key inputs and assumptions

The Bank’s allowance calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•

Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, and house price indices, which are most closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages which can result from changes to any of the above inputs and assumptions.

($ millions)	Balance as at October 31, 2018	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at January 31, 2019
Residential mortgages	$678	$32	$(18)	$17	$709
Personal loans	2,109	366	(408)	44	2,111
Credit cards	1,213	225	(257)	31	1,212
Business and government	1,147	62	(49)	(3)	1,157
	$5,147	$685	$ (732)	$ 89	$5,189
Presented as:
Allowance for credit losses on loans	$5,065				$5,111
Allowance for credit losses on acceptances	8				9
Allowance for credit losses on off-balance sheet exposures	74				69

48    Scotiabank First Quarter Report 2019

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at January 31, 2019
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$121	$226	$362	$709
Personal loans	596	875	640	2,111
Credit cards	410	802	–	1,212
Business and government	152	249	678	1,079
Total(1)	$1,279	$2,152	$1,680	$5,111
(1)	Excludes, allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $88.

	As at October 31, 2018
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$112	$206	$360	$678
Personal loans	578	887	644	2,109
Credit cards	401	812	–	1,213
Business and government	132	260	673	1,065
Total(1)	$1,223	$2,165	$1,677	$5,065
(1)	Excludes, allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $89.

The following table presents the changes to the allowance for credit losses on loans.

	As at January 31, 2019				As at January 31, 2018
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$112	$206	$360	$678	$103	$214	$400	$717
Provision for credit losses
Remeasurement(1)	(24)	8	29	13	(22)	2	33	13
Newly originated or purchased financial assets	23	–	–	23	8	–	–	8
Derecognition of financial assets and maturities	(1)	(3)	–	(4)	–	(1)	–	(1)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	12	(11)	(1)	–	26	(23)	(3)	–
Stage 2	(5)	28	(23)	–	(8)	24	(16)	–
Stage 3	–	(9)	9	–	–	(10)	10	–
Gross write-offs	–	–	(20)	(20)	–	–	(26)	(26)
Recoveries	–	–	2	2	–	–	8	8
Foreign exchange and other movements	4	7	6	17	(2)	(7)	(12)	(21)
Balance at end of period(2)	$121	$226	$362	$709	$105	$199	$394	$698
Personal loans
Balance at beginning of period	$578	$887	$644	$2,109	$477	$802	$600	$1,879
Provision for credit losses
Remeasurement(1)	(152)	140	304	292	(110)	145	239	274
Newly originated or purchased financial assets	118	–	–	118	90	–	–	90
Derecognition of financial assets and maturities	(19)	(25)	–	(44)	(22)	(26)	–	(48)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	108	(107)	(1)	–	117	(114)	(3)	–
Stage 2	(46)	66	(20)	–	(54)	79	(25)	–
Stage 3	(1)	(79)	80	–	(1)	(70)	71	–
Gross write-offs	–	–	(480)	(480)	–	–	(344)	(344)
Recoveries	–	–	72	72	–	–	64	64
Foreign exchange and other movements	10	(7)	41	44	(4)	(4)	(4)	(12)
Balance at end of period(2)	$596	$875	$640	$2,111	$493	$812	$598	$1,903
Credit cards
Balance at beginning of period	$401	$812	$–	$1,213	$364	$799	$–	$1,163
Provision for credit losses
Remeasurement(1)	(68)	108	170	210	(52)	91	152	191
Newly originated or purchased financial assets	46	–	–	46	95	–	–	95
Derecognition of financial assets and maturities	(14)	(17)	–	(31)	(51)	(51)	–	(102)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	69	(69)	–	–	61	(61)	–	–
Stage 2	(32)	32	–	–	(55)	55	–	–
Stage 3	–	(70)	70	–	(1)	(53)	54	–
Gross write-offs	–	–	(312)	(312)	–	–	(260)	(260)
Recoveries	–	–	55	55	–	–	56	56
Foreign exchange and other movements	8	6	17	31	(5)	5	(2)	(2)
Balance at end of period(2)	$410	$802	$–	$1,212	$356	$785	$–	$1,141

Scotiabank First Quarter Report 2019    49

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at January 31, 2019				As at January 31, 2018
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Business and government
Balance at beginning of period	$173	$291	$675	$1,139	$178	$307	$760	$1,245
Provision for credit losses
Remeasurement(1)	(16)	12	69	65	(30)	20	54	44
Newly originated or purchased financial assets	39	–	–	39	56	–	–	56
Derecognition of financial assets and maturities	(27)	(8)	(7)	(42)	(29)	(36)	(7)	(72)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	30	(30)	–	–	26	(26)	–	–
Stage 2	(5)	7	(2)	–	(37)	37	–	–
Stage 3	–	(2)	2	–	(1)	(4)	5	–
Gross write-offs	–	–	(65)	(65)	–	–	(118)	(118)
Recoveries	–	–	16	16	–	–	18	18
Foreign exchange and other movements	3	2	(9)	(4)	(4)	(9)	(10)	(23)
Balance at end of period including off-balance sheet exposures(2)	$197	$272	$679	$1,148	$159	$289	$702	$1,150
Less: Allowance for credits losses on off-balance sheet exposures(3)	(45)	(23)	(1)	(69)	(40)	(31)	(4)	(75)
Balance at end of period(2)	$152	$249	$678	$1,079	$119	$258	$698	$1,075
(1)

Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Interest income on impaired loans for residential mortgages, personal and credit cards, and business and government loans totaled $94 (October 31, 2018 – $93).
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.
(4)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(5)	There are no accumulated credit losses on purchased or originated credit impaired loans.

(d)	Carrying value of exposures by risk rating

Residential mortgages	As at January 31, 2019				As at October 31, 2018
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(2)	Total	Stage 1	Stage 2	Stage 3(2)	Total
Very low	$147,899	$420	$–	$148,319	$146,461	$307	$–	$146,768
Low	58,299	513	–	58,812	58,154	378	–	58,532
Medium	13,008	1,046	–	14,054	11,689	972	–	12,661
High	1,556	3,443	–	4,999	1,615	3,515	–	5,130
Very high	14	1,955	–	1,969	25	1,779	–	1,804
Loans not graded(1)	24,863	3,765	–	28,628	23,139	3,526	–	26,665
Default	–	–	1,868	1,868	–	–	1,797	1,797
Total	$245,639	$11,142	$1,868	$258,649	$241,083	$10,477	$1,797	$253,357
Allowance for credit losses	121	226	362	709	112	206	360	678
Carrying value	$245,518	$10,916	$1,506	$257,940	$240,971	$10,271	$1,437	$252,679
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.
(2)	Stage 3 includes purchased or originated credit impaired loans.

Personal loans	As at January 31, 2019				As at October 31, 2018
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(2)	Total	Stage 1	Stage 2	Stage 3(2)	Total
Very low	$30,351	$68	$–	$30,419	$30,660	$66	$–	$30,726
Low	25,941	175	–	26,116	26,039	151	–	26,190
Medium	8,614	407	–	9,021	8,315	402	–	8,717
High	6,909	3,548	–	10,457	6,686	3,647	–	10,333
Very high	63	1,499	–	1,562	58	1,362	–	1,420
Loans not graded(1)	15,694	2,273	–	17,967	15,452	2,112	–	17,564
Default	–	–	1,108	1,108	–	–	1,069	1,069
Total	$87,572	$7,970	$1,108	$96,650	$87,210	$7,740	$1,069	$96,019
Allowance for credit losses	596	875	640	2,111	578	887	644	2,109
Carrying value	$86,976	$7,095	$468	$94,539	$86,632	$6,853	$425	$93,910
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.
(2)	Stage 3 includes purchased or originated credit impaired loans.

50    Scotiabank First Quarter Report 2019

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Credit cards	As at January 31, 2019				As at October 31, 2018
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$1,468	$5	$–	$1,473	$1,418	$5	$–	$1,423
Low	2,544	18	–	2,562	2,436	14	–	2,450
Medium	3,550	46	–	3,596	3,358	71	–	3,429
High	3,176	1,457	–	4,633	2,929	1,455	–	4,384
Very high	37	722	–	759	37	697	–	734
Loans not graded(1)	2,884	1,217	–	4,101	2,906	1,159	–	4,065
Default	–	–	–	–	–	–	–	–
Total	$13,659	$3,465	$–	$17,124	$13,084	$3,401	$–	$16,485
Allowance for credit losses	410	802	–	1,212	401	812	–	1,213
Carrying value	$13,249	$2,663	$–	$15,912	$12,683	$2,589	$–	$15,272
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at January 31, 2019				As at October 31, 2018
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$73,395	$–	$–	$73,395	$72,321	$–	$–	$72,321
Low	16,853	2	–	16,855	16,531	2	–	16,533
Medium	6,403	83	–	6,486	6,029	79	–	6,108
High	2,815	710	–	3,525	2,631	670	–	3,301
Very high	25	371	–	396	26	367	–	393
Loans not graded(1)	13,070	2,709	–	15,779	14,774	3,364	–	18,138
Default	–	–	–	–	–	–	–	–
Carrying value	$112,561	$3,875	$–	$116,436	$112,312	$4,482	$–	$116,794
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at January 31, 2019				As at October 31, 2018
Grade ($ millions)	Stage 1	Stage 2	Stage 3(2)	Total	Stage 1	Stage 2	Stage 3(2)	Total
Investment grade	$92,881	$4,493	$–	$97,374	$87,047	$3,770	$–	$90,817
Non-investment grade	85,043	9,631	–	94,674	83,730	9,706	–	93,436
Watch list	170	2,512	–	2,682	130	2,689	–	2,819
Loans not graded(1)	1,522	230	–	1,752	1,050	652	–	1,702
Default	–	–	2,311	2,311	–	–	2,264	2,264
Total	$179,616	$16,866	$2,311	$198,793	$171,957	$16,817	$2,264	$191,038
Allowance for credit losses	152	249	678	1,079	132	260	673	1,065
Carrying value	$179,464	$16,617	$1,633	$197,714	$171,825	$16,557	$1,591	$189,973
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.
(2)	Stage 3 includes purchased or originated credit impaired loans.

Undrawn loan commitments – Business and government	As at January 31, 2019				As at October 31, 2018
Grade ($ millions)	Stage 1	Stage 2	Stage 3(2)	Total	Stage 1	Stage 2	Stage 3(2)	Total
Investment grade	$162,223	$5,092	$–	$167,315	$159,880	$1,663	$–	$161,543
Non-investment grade	60,588	3,793	–	64,381	56,001	3,445	–	59,446
Watch list	3	1,071	–	1,074	81	977	–	1,058
Loans not graded(1)	2,106	233	–	2,339	2,178	28	–	2,206
Default	–	–	4	4	–	–	4	4
Total	$224,920	$10,189	$4	$235,113	$218,140	$6,113	$4	$224,257
Allowance for credit losses	45	23	1	69	41	31	2	74
Carrying value	$224,875	$10,166	$3	$235,044	$218,099	$6,082	$2	$224,183
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.
(2)	Stage 3 includes purchased or originated credit impaired loans.

Scotiabank First Quarter Report 2019    51

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(e)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at January 31, 2019				As at October 31, 2018
($ millions)	31-60 days	61-90 days	91 days and greater(2)	Total	31-60 days	61-90 days	91 days and greater(2)	Total
Residential mortgages	$1,256	$592	$–	$1,848	$1,290	$521	$–	$1,811
Personal loans	614	367	–	981	609	322	–	931
Credit cards	230	161	380	771	231	154	353	738
Business and government	220	69	–	289	167	40	–	207
Total	$2,320	$1,189	$380	$3,889	$2,297	$1,037	$353	$3,687
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(f)	Loans acquired under FDIC guarantee

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under this agreement, the FDIC guarantees 80% of net loan losses. As at January 31, 2019, the carrying value of loans covered by the FDIC guarantee was $1.2 billion (October 31, 2018 – $1.3 billion). The remaining guarantee on single family home loans will expire in April 2020.

(g)	Purchased credit-impaired loans

Certain financial assets including loans are credit-impaired on initial recognition either through acquisition or origination.

The following table provides details of such assets:

	As at
($ millions)	January 31 2019	October 31 2018
Unpaid principal balance(1)	$533	$548
Credit related fair value adjustments	(156)	(168)
Carrying value	377	380
Stage 3 allowance	–	–
Carrying value net related allowance	$377	$380
(1)	Represents principal amount owed net of write-offs.

9.	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program, and/or to third-party investors. The Trust issues securities to third-party investors.

The sale of mortgages under the above program does not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risks associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	January 31 2019(1)	October 31 2018(1)
Assets
Carrying value of residential mortgage loans	$20,439	$20,498
Other related assets(2)	2,963	2,679
Liabilities
Carrying value of associated liabilities	21,173	21,459
(1)

The fair value of the transferred assets is $23,755 (October 31, 2018 – $23,237) and the fair value of the associated liabilities is $22,560 (October 31, 2018 – $22,468) for a net position of $1,195 (October 31, 2018 – $769).

(2)

These include cash held in trust and trust permitted investment assets acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Securitization of personal lines of credit, credit cards and auto loans

The Bank securitizes a portion of its unsecured personal lines of credit, credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal and credit cards loans.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position along with the cash collateral received from the counterparty that is classified as deposit liabilities.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	January 31 2019(1)	October 31 2018(1)
Carrying value of securities associated with:
Repurchase agreements(2)	$91,557	$82,816
Securities lending agreements	56,450	49,718
Total	148,007	132,534
Carrying value of associated liabilities(3)	$116,527	$101,257
(1)

The fair value of transferred assets is $148,007 (October 31, 2018 – $132,534) and the fair value of the associated liabilities is $116,527 (October 31, 2018 – $101,257) for a net position of $31,480 (October 31, 2018 – $31,277).

(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

10.	Investments in associates

The Bank had significant investments in the following associates:

					As at
					January 31 2019	October 31 2018
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(1)	Carrying value	Carrying value
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%	January 31, 2019	$3,218	$2,961
Canadian Tire’s Financial Services business (CTFS)(2)	Canada	Financial Services	20.0%	December 31, 2018	518	518
Bank of Xi’an Co. Ltd.	China	Banking	19.9%	December 31, 2018	822	772
Maduro & Curiel’s Bank N.V.(3)	Curacao	Banking	48.1%	December 31, 2018	305	304
(1)	Represents the date of the most recent financial statements made available to the Bank by the associates’ management.
(2)

Under the agreement Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest within the next 10 years at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.

(3)

The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of January 31, 2019, these reserves amounted to $62 (October 31, 2018 – $62).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Deposits

	As at
	January 31, 2019						October 31 2018
	Payable on demand(1)		Payable after notice(2)		Payable on a fixed date(3)	Total
($ millions)	Interest- bearing	Non-interest- bearing					Total
Personal	$7,163	$8,347	$125,874		$80,537	$221,921	$214,545
Business and government	94,594	24,664	33,137		282,354	434,749	422,002
Financial institutions	5,922	495	1,606		26,186	34,209	39,987
	$107,679	$33,506	$160,617	(4)	$389,077	$690,879	$676,534
Recorded in:
Canada	$79,453	$16,512	$123,731		$251,813	$471,509	$472,798
United States	16,895	130	7,758		45,766	70,549	59,938
United Kingdom	–	–	271		16,788	17,059	16,847
Mexico	11	5,020	6,067		12,348	23,446	21,151
Peru	4,257	135	4,206		7,406	16,004	15,213
Chile	2,864	3,300	153		18,780	25,097	24,180
Colombia	40	796	4,523		4,835	10,194	9,543
Other International	4,159	7,613	13,908		31,341	57,021	56,864
Total(5)	$107,679	$33,506	$160,617		$389,077	$690,879	$676,534
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $128 (October 31, 2018 – $141) of non-interest-bearing deposits.
(5)

Deposits denominated in U.S. dollars amount to $224,829 (October 31, 2018 – $219,195), deposits denominated in Chilean pesos amount to $23,141 (October 31, 2018 – $22,731), deposits denominated in Mexican pesos amount to $20,240 (October 31, 2018 – $18,341) and deposits denominated in other foreign currencies amount to $84,400 (October 31, 2018 – $79,582).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at January 31, 2019	$41,841	$24,422	$35,521	$96,448	$14,542	$212,774
As at October 31, 2018	$36,670	$23,913	$42,830	$99,734	$19,872	$223,019
(1)	The majority of foreign term deposits are in excess of $100,000.

12.	Capital and financing transactions

Subordinated debentures

On January 18, 2019, the Bank issued $1.75 billion subordinated debentures due January 18, 2029. On or after January 18, 2024, the debentures are redeemable at par plus accrued and unpaid interest. Interest will be payable semi-annually at a rate of 3.89% per annum until January 18, 2024 and thereafter payable quarterly until January 18, 2029 at the 90 day Bankers’ Acceptance rate plus 1.58%. The debentures contain non-viability contingent capital (NVCC) provisions necessary for the debentures to qualify as Tier 2 regulatory capital.

Preferred shares

On January 28, 2019, the Bank redeemed all outstanding Non-Cumulative Preferred Shares Series 22 and 23 at their par value of $234 million and $66 million, respectively, together with all declared and unpaid dividends.

Common shares

Normal Course Issuer Bid

On May 29, 2018, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid (the “2018 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the 2018 NCIB will terminate upon earlier of: (i) the Bank purchasing the maximum number of common shares under the 2018 NCIB, (ii) the Bank providing a notice of termination, or (iii) June 3, 2019. On a quarterly basis, the Bank will notify OSFI prior to making purchases. Under the 2018 NCIB, the Bank has cumulatively repurchased and cancelled approximately 9.23 million common shares at an average price of $74.46 per share.

During the quarter ended January 31, 2019, the Bank repurchased and cancelled approximately 3.25 million common shares at a volume weighted average price of $71.93 per share for a total amount of $234 million.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13.	Capital management

The Bank’s regulatory capital and leverage position were as follows:

	As at
($ millions)	January 31, 2019(1)	October 31, 2018(1)
Capital
Common Equity Tier 1 capital	$45,344	$44,443
Net Tier 1 capital	50,869	50,187
Total regulatory capital	59,796	57,364
Risk-weighted assets/exposures used in calculation of capital ratios
CET1 risk-weighted assets(1)(2)	$408,565	$400,507
Tier 1 risk-weighted assets(1)(2)	408,565	400,680
Total risk-weighted assets(1)(2)	408,565	400,853
Leverage exposures	1,167,691	1,119,099
Capital ratios
Common Equity Tier 1 capital ratio	11.1%	11.1%
Tier 1 capital ratio	12.5%	12.5%
Total capital ratio	14.6%	14.3%
Leverage ratio	4.4%	4.5%
(1)

In accordance with OSFI’s requirements, effective January 31, 2019, CVA risk-weighted assets have been fully phased-in. In the prior year, CVA RWA were calculated using scalars of 0.80, 0.83 and 0.86 to compute the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.

(2)	As at January 31, 2019 and October 31, 2018, the Bank did not have a regulatory capital floor add-on for CET1, Tier 1 and Total capital RWA.

The Bank substantially exceeded the OSFI minimum capital ratios as at January 31, 2019, including the Domestic Stability Buffer requirement.

14.	Share-based payments

During the first quarter, the Bank granted 1,548,832 options with an exercise price of $72.28 per option and a weighted average fair value of $5.01 to selected employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.

The Bank recorded an increase to equity – other reserves of $4 million for the three months ended January 31, 2019 (January 31, 2018 – $4 million) as a result of equity-classified share-based payment expense.

15.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	Pension plans		Other benefit plans
($ millions)	January 31 2019	January 31 2018	January 31 2019	January 31 2018
Defined benefit service cost(2)	$76	$79	$7	$(193)
Interest on net defined benefit (asset) liability	(2)	–	13	13
Other	4	3	1	(2)
Defined benefit expense	$78	$82	$21	$(182)
Defined contribution expense	$14	$10	n/a	n/a
Increase (Decrease) in other comprehensive income related to employee benefits(3)	$(395)	$50	$(65)	$34
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	The service cost for other benefit plans includes a decrease of $203 million in the first quarter of fiscal 2018, related to modifications to the Bank’s post-retirement benefits plan.
(3)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

16.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into three business lines: Canadian Banking, International Banking and Global Banking and Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2018 Annual Report. Notable accounting measurement differences are:

•

tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•

the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended January 31, 2019
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$2,036	$2,080	$372	$(214)	$4,274
Non-interest income(3)(4)	1,379	1,251	703	(3)	3,330
Total revenues	3,415	3,331	1,075	(217)	7,604
Provision for credit losses	233	470	(16)	1	688
Non-interest expenses	1,730	1,742	645	54	4,171
Provision for income taxes	379	226	111	(218)	498
Net income	$1,073	$893	$335	$(54)	$2,247
Net income attributable to non-controlling interests in subsidiaries	$–	$111	$–	$–	$111
Net income attributable to equity holders of the Bank	$1,073	$782	$335	$(54)	$2,136
Average assets ($ billions)	$356	$197	$364	$116	$1,033
Average liabilities ($ billions)	$274	$154	$297	$239	$964
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $34 to arrive at the amounts reported in the Consolidated Statement of Income and differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)

Card revenues, Banking services fees, and Investment management and trust fees are mainly earned in Canadian and International Banking. Mutual fund and Brokerage fees are primarily earned in Canadian Banking with the remainder being earned in International Banking. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $13; International Banking – $161 and Other – $(45).

	For the three months ended October 31, 2018
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$2,029	$2,030	$337	$(176)	$4,220
Non-interest income(3)	1,414	1,104	736	(26)	3,228
Total revenues	3,443	3,134	1,073	(202)	7,448
Provision for credit losses	198	412	(20)	–	590
Non-interest expenses	1,747	1,721	553	43	4,064
Provision for income taxes	383	197	124	(181)	523
Net income	$1,115	$804	$416	$(64)	$2,271
Net income attributable to non-controlling interests in subsidiaries	$–	$92	$–	$–	$92
Net income attributable to equity holders of the Bank	$1,115	$712	$416	$(64)	$2,179
Average assets ($ billions)	$349	$193	$318	$111	$971
Average liabilities ($ billions)	$263	$153	$259	$229	$904
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $31 to arrive at the amounts reported in the Consolidated Statement of Income and differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $23; International Banking – $201 and Other – $(55).

	For the three months ended January 31, 2018
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,939	$1,707	$390	$(100)	$3,936
Non-interest income(3)	1,364	997	800	(9)	3,152
Total revenues	3,303	2,704	1,190	(109)	7,088
Provision for credit losses	210	344	(9)	(1)	544
Non-interest expenses	1,605	1,442	572	(121)	3,498
Provision for income taxes	386	193	173	(43)	709
Net income	$1,102	$725	$454	$56	$2,337
Net income attributable to non-controlling interests in subsidiaries	$–	$58	$–	$–	$58
Net income attributable to equity holders of the Bank	$1,102	$667	$454	$56	$2,279
Average assets ($ billions)	$335	$153	$334	$112	$934
Average liabilities ($ billions)	$248	$117	$274	$234	$873
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $26 to arrive at the amounts reported in the Consolidated Statement of Income and differences in the actual amount of costs incurred and charged to the operating segments.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $15; International Banking – $133 and Other – $(38).

17.	Interest income and expense

The following table presents details of interest income from financial assets.

	For the three months ended
($ millions)	January 31 2019	October 31 2018	January 31 2018
Loans at amortized cost(1)	$7,091	$6,877	$5,803
Securities
Amortized cost(1)	95	82	90
FVOCI(1)	353	310	274
Other	68	96	35
Securities purchased under resale agreements and securities borrowed not at FVTPL(1)	130	129	98
Deposits with financial institutions(1)	254	226	181
Interest income	$7,991	$7,720	$6,481
(1)	The interest income on the financial assets measured at amortized cost and FVOCI is calculated using the effective interest method.

The following table presents details of interest expense from financial liabilities.

	For the three months ended
($ millions)	January 31 2019	October 31 2018	January 31 2018
Deposits
Amortized cost(1)	$3,335	$3,042	$2,246
FVTPL	–	21	10
Subordinated debentures(1)	61	55	52
Other
Amortized cost(1)	315	371	233
FVTPL	6	11	4
Interest expense	$3,717	$3,500	$2,545
(1)	The interest expense on the financial liabilities measured at amortized cost is calculated using the effective interest method.

18.	Trading revenues

The following table presents details of trading revenues.

	For the three months ended
($ millions)	January 31 2019	October 31 2018	January 31 2018
Interest rate and credit	$7	$40	$100
Equities	123	131	95
Commodities	68	46	72
Foreign exchange	84	72	83
Other	47	81	37
Total	$329	$370	$387

19.	Earnings per share

	For the three months ended
($ millions)	January 31 2019	October 31 2018	January 31 2018
Basic earnings per common share
Net income attributable to common shareholders	$2,107	$2,114	$2,249
Weighted average number of common shares outstanding (millions)	1,226	1,230	1,199
Basic earnings per common share(1) (in dollars)	$1.72	$1.72	$1.88
Diluted earnings per common share
Net income attributable to common shareholders	$2,107	$2,114	$2,249
Dilutive impact of share-based payment options and others(2)	41	20	13
Net income attributable to common shareholders (diluted)	$2,148	$2,134	$2,262
Weighted average number of common shares outstanding (millions)	1,226	1,230	1,199
Dilutive impact of share-based payment options and others(2) (millions)	29	16	16
Weighted average number of diluted common shares outstanding (millions)	1,255	1,246	1,215
Diluted earnings per common share(1) (in dollars)	$1.71	$1.71	$1.86
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)

Certain tandem stock appreciation rights or options as well as acquisition related put/call options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

20.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2018.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings-Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)	As at
	January 31, 2019			October 31 2018
($ millions)	AIRB	Standardized	Total	Total
By exposure sub-type
Non-retail
Drawn(2)(3)	$356,655	$65,579	$422,234	$425,009
Undrawn commitments	89,393	5,139	94,532	92,303
Other exposures(4)	92,862	11,298	104,160	105,232
Total non-retail	$538,910	$82,016	$620,926	$622,544
Retail
Drawn(5)	$195,020	$91,650	$286,670	$278,605
Undrawn commitments	47,729	–	47,729	48,085
Total retail	$242,749	$91,650	$334,399	$326,690
Total	$781,659	$173,666	$955,325	$949,234
(1)	After credit risk mitigation and excludes equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed and privately insured mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and FVOCI debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2018.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of January 31, 2019, 42% (October 31, 2018 – 43%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is 55% (October 31, 2018 – 54%).

Retail standardized portfolio

The retail standardized portfolio of $92 billion as at January 31, 2019 (October 31, 2018 – $87 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in Latin America and the Caribbean. Of the total retail standardized exposures, $48 billion (October 31, 2018 – $45 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and

•	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; and mortgage prepayment rates.

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates.

As at January 31, 2019, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $66 million (October 31, 2018 – $65 million; January 31, 2018 – $59 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. The Bank hedges a portion of this foreign currency risk.

A similar change in the Canadian dollar as at January 31, 2019, would decrease (increase) the unrealized foreign currency translation gains in the accumulated other comprehensive income section of shareholders’ equity by approximately $391 million (October 31, 2018 – $384 million; January 31, 2018 – $334 million), net of hedging.

Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its investment equity portfolios. The fair value of investment equity securities is shown in Note 7.

Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	January 31, 2019			January 31 2019	October 31 2018	January 31 2018
($ millions)	Average	High	Low
Credit spread plus interest rate	$11.3	$15.2	$8.2	$9.8	$11.0	$14.4
Credit spread	6.8	9.8	3.8	6.1	6.2	9.0
Interest rate	8.4	12.6	6.4	7.0	7.7	11.5
Equities	4.0	8.1	2.1	4.2	5.8	2.4
Foreign exchange	2.3	3.2	1.5	2.5	2.8	2.7
Commodities	2.0	4.7	1.4	2.5	1.7	1.9
Debt specific	4.4	5.9	3.2	4.3	3.6	2.9
Diversification effect	(11.4)	n/a	n/a	(12.3)	(11.7)	(10.1)
Total VaR	$12.6	$16.2	$10.3	$11.0	$13.2	$14.2
Total Stressed VaR	$45.3	$58.9	$31.0	$34.7	$44.6	$55.6

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, cyber risks, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

In accordance with its risk management strategy, the Bank has elected to designate certain investments and senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate.

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value			Cumulative change in fair value(1)
	As at		For the three months ended				As at
($ millions)	January 31 2019	October 31 2018	January 31 2019	October 31 2018	January 31 2018	January 31 2019	October 31 2018	January 31 2018
Assets
Investment securities(2)	$14	$12	$–	$–	$–	$–	$–	$–
Liabilities
Senior note liabilities(3)	$9,907	$8,188	$(176)	$684	$59	$602	$778	$(32)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)	Changes in fair value are recorded in non-interest income – other.
(3)

Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading revenues.

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior Note Liabilities
($ millions)	Contractual maturity amount	(1)	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the three month period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value attributable to changes in own credit risk (1)
As at January 31, 2019	$ 10,509		$ 9,907	$ 602	$ 30	$ (36)
As at October 31, 2018	8,966		8,188	778	(46)	(66)
As at January 31, 2018	5,013		5,045	(32)	(7)	(43)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

(c) Financial instruments – fair value

Fair value of financial instruments

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

Refer to Note 7 of the Bank’s consolidated financial statements in the 2018 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the fair values of financial instruments of the Bank and excludes non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	January 31, 2019		October 31, 2018
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$52,942	$52,942	$62,269	$62,269
Trading assets	106,956	106,956	100,262	100,262
Financial instruments designated at fair value through profit or loss	14	14	12	12
Securities purchased under resale agreements and securities borrowed	127,959	127,959	104,018	104,018
Derivative financial instruments	32,161	32,161	37,558	37,558
Investment securities – other	57,335	57,335	57,653	57,653
Investment securities – amortized cost	20,459	20,651	20,316	20,743
Loans	568,656	566,105	553,758	551,834
Customers’ liability under acceptances	18,737	18,737	16,329	16,329
Other financial assets	13,079	13,079	10,913	10,913
Liabilities:
Deposits	690,101	690,879	674,535	676,534
Financial instruments designated at fair value through profit or loss	9,907	9,907	8,188	8,188
Acceptances	18,746	18,746	16,338	16,338
Obligations related to securities sold short	31,621	31,621	32,087	32,087
Derivative financial instruments	35,970	35,970	37,967	37,967
Obligations related to securities sold under repurchase agreements and securities lent	116,527	116,527	101,257	101,257
Subordinated debentures	7,593	7,492	5,267	5,698
Other financial liabilities	36,446	36,231	35,432	34,805

(d) Fair value hierarchy

The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, present value of cash flows or other valuation techniques. Fair value estimates do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered as Level 3.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	As at January 31, 2019				As at October 31, 2018
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$3,608	$14	$3,622	$–	$3,175	$16	$3,191
Trading assets
Loans	–	13,161	–	13,161	–	14,334	–	14,334
Canadian federal government and government guaranteed debt	12,497	1,843	–	14,340	13,003	–	–	13,003
Canadian provincial and municipal debt	–	10,043	–	10,043	–	10,159	–	10,159
US treasury and other US agencies’ debt	9,070	–	–	9,070	7,164	–	–	7,164
Other foreign governments’ debt	3,068	2,161	–	5,229	4,610	1,833	–	6,443
Corporate and other debt	8	9,548	18	9,574	3	8,984	18	9,005
Income funds	31	–	–	31	29	–	–	29
Equity securities	44,499	261	–	44,760	39,513	158	–	39,671
Other(2)	748	–	–	748	454	–	–	454
	$69,921	$40,625	$32	$110,578	$64,776	$38,643	$34	$103,453
Financial assets designated at fair value through profit or loss	$14	$–	$–	$14	$12	$–	$–	$12
Investment securities(3)
Canadian federal government and government guaranteed debt	5,186	2,646	–	7,832	6,373	2,518	–	8,891
Canadian provincial and municipal debt	237	3,291	–	3,528	366	3,986	–	4,352
US treasury and other US agencies’ debt	20,218	473	–	20,691	18,472	669	–	19,141
Other foreign governments’ debt	9,827	9,830	31	19,688	10,457	9,485	48	19,990
Corporate and other debt	230	1,944	17	2,191	732	1,818	13	2,563
Mortgage-backed securities	–	1,600	–	1,600	–	906	–	906
Equity securities	833	271	701	1,805	838	263	709	1,810
	$36,531	$20,055	$749	$57,335	$37,238	$19,645	$770	$57,653
Derivative financial instruments
Interest rate contracts	$–	$9,934	$46	$9,980	$–	$8,927	$112	$9,039
Foreign exchange and gold contracts	–	18,771	–	18,771	5	22,197	–	22,202
Equity contracts	578	221	2	801	797	1,556	8	2,361
Credit contracts	–	307	–	307	–	349	–	349
Commodity contracts	68	2,234	–	2,302	92	3,515	–	3,607
	$646	$31,467	$48	$32,161	$894	$36,544	$120	$37,558
Liabilities:
Deposits(4)	$–	$(205)	$–	$(205)	$–	$(401)	$–	$(401)
Financial liabilities designated at fair value through profit or loss	–	9,907	–	9,907	–	8,188	–	8,188
Obligations related to securities sold short	26,434	5,187	–	31,621	24,563	7,524	–	32,087
Derivative financial instruments
Interest rate contracts	–	10,761	32	10,793	–	11,012	74	11,086
Foreign exchange and gold contracts	3	18,186	–	18,189	–	20,537	–	20,537
Equity contracts	967	2,712	7	3,686	1,057	1,884	5	2,946
Credit contracts	–	58	–	58	–	70	–	70
Commodity contracts	26	3,218	–	3,244	34	3,294	–	3,328
	$996	$34,935	$39	$35,970	$1,091	$36,797	$79	$37,967
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable.
(2)	Represents energy related assets.
(3)	Excludes debt investment securities measured at amortized cost of $20,651 (October 31, 2018 – $20,743).
(4)	These amounts represent embedded derivatives bifurcated from structured notes.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 3 instrument fair value changes

Financial instruments categorized as Level 3 as at January 31, 2019, in the fair value hierarchy comprise certain precious metals, certain foreign government bonds, structured corporate bonds, investments in private equity securities and complex derivatives.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended January 31, 2019.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at January 31, 2019
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held(1)
Precious metals	$16	$–	$–	$–	$(2)	$–	$14	$–
	16	–	–	–	(2)	–	14	–
Trading assets
Corporate and other debt	18	–	–	–	–	–	18	–
	18	–	–	–	–	–	18	–
Investment securities
Other foreign governments’ debt	48	–	(1)	–	(9)	(7)	31	n/a
Corporate and other debt	13	–	4	–	–	–	17	n/a
Equity securities	709	12	8	85	(90)	(23)	701	12
	770	12	11	85	(99)	(30)	749	12
Derivative financial instruments – assets
Interest rate contracts	112	(54)	–	4	(16)	–	46	(54)
Equity contracts	8	(4)	–	–	–	(2)	2	(4	)(2)
Derivative financial instruments – liabilities
Interest rate contracts	(74)	31	–	(3)	14	–	(32)	31	(3)
Equity contracts	(5)	–	–	–	–	(2)	(7)	–	(2)
	41	(27)	–	1	(2)	(4)	9	(27)
Total	$845	$(15)	$11	$86	$(103)	$(34)	$790	$(15)
(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)

Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

(3)

Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market changes on embedded derivatives on certain deposit liabilities in the Consolidated Statement of Income.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended October 31, 2018:

	As at October 31, 2018
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income(1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Precious metals	$11	$–	$–	$5	$–	$–	$16
Trading assets	20	–	–	–	(2)	–	18
Investment securities	750	9	–	70	(39)	(20)	770
Derivative financial instruments	28	2	–	–	–	11	41
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

There were no significant transfers into and out of Level 3 during the three months ended January 31, 2019 and October 31, 2018.

Level 3 sensitivity

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

Refer to Note 7 of the Bank’s audited consolidated financial statements for the year ended October 31, 2018 for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

21.	Corporate income taxes

In November 2016, the Bank received a federal reassessment of $179 million for tax and interest as a result of the Canada Revenue Agency denying the tax deductibility of certain Canadian dividends received during the 2011 taxation year. In August 2017, the Bank received a reassessment of $185 million for tax and interest for the 2012 taxation year. The circumstances of the dividends subject to the reassessments are similar to those prospectively addressed by recently enacted rules which had been introduced in the 2015 Canadian federal budget. In June 2018, the Bank received a reassessment for $211 million for tax and interest in respect of the same circumstances for the 2013 taxation year. The Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada), and intends to vigorously defend its position.

22.	Acquisitions and divestitures

Acquisitions

Citibank’s consumer and small and medium enterprise operations, Colombia

On June 30, 2018, the Bank’s Colombian subsidiary, Scotiabank Colpatria S.A., completed the acquisition of Citibank’s consumer (retail and credit cards) and small and medium enterprise operations in Colombia. The acquired business forms part of the Bank’s International Banking business segment.

On acquisition, approximately $2.0 billion of assets (mainly loans) and $1.4 billion of liabilities (mainly deposits) were recorded. Subsequent adjustments during the measurement period will occur as the Bank completes its estimation of fair values of assets acquired and liabilities assumed.

BBVA, Chile

On July 6, 2018, the Bank acquired 68.2% of Banco Bilbao Vizcaya Argentaria, Chile, 100% of BBVA Seguros Vida S.A., 100% of Servicios Corporativos S.A., 68.1% of Inmobiliaria e Inversiones S.A. and 4.1% of Inversiones DCV S.A. (together “BBVA Chile”) in Chile for cash consideration of US$ 2.2 billion. The Bank consolidated 100% of BBVA Chile’s assets and liabilities and recorded a non-controlling interest of 31.8%. The acquired business forms part of the International Banking business segment.

On September 1, 2018, BBVA Chile merged with Scotiabank Chile. The non-controlling shareholders in BBVA Chile paid the Bank US$ 0.4 billion to increase their pro forma ownership of the merged entity. Subsequent to these transactions, the Bank retained control over the combined entity with 75.5% of the total shares. Under this agreement, the non-controlling shareholders have the option to sell all or a portion of their shares to the Bank at fair value, which can be settled, at the Bank’s discretion, by the issuance of common shares or cash. The Bank recorded a non-controlling interest in BBVA Chile of approximately $0.6 billion at the time of the acquisition, which changed to approximately $0.7 billion on the merger of BBVA Chile with Scotiabank Chile. The Bank, during the quarter, completed its estimation of fair values of assets acquired and liabilities assumed.

The fair value of the identifiable net assets of BBVA at the date of acquisition were:

($ millions)
Total identifiable net assets at fair value(1)	$2,272
Intangible assets
Finite life intangible assets	143
Deferred tax liability	(90)
Goodwill arising on acquisition	1,281
Non-controlling interest	(677)
Purchase consideration transferred	$2,929
(1)	Includes loans of $20,469 and deposits of $13,444.

MD Financial Management, Canada

On October 3, 2018, the Bank completed the acquisition of MD Financial Management (“MD Financial”) from the Canadian Medical Association for approximately $2.7 billion, paid in cash. The acquired business forms part of the Canadian Banking business segment . The Bank, during the quarter, completed its estimation of fair values of assets acquired and liabilities assumed.

The fair value of the identifiable net assets of MD Financial at the date of acquisition were:

($ millions)
Total identifiable net assets at fair value	$97
Intangible assets
Finite life intangible assets(1)	70
Indefinite life intangible assets(2)	1,880
Deferred tax liability	(501)
Goodwill arising on acquisition	1,154
Purchase consideration transferred	$2,700
(1)	Comprised of customer relationship intangible.
(2)	Comprised of fund management contract of $1.8 billion and acquired trademark of $80 million.

Goodwill largely reflects the value of synergies expected by combining certain operations within the Bank’s asset management businesses as well as MD Financial’s strong market presence and future growth prospects.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Acquisitions and divestitures announced but not closed

Acquisitions

Banco Cencosud, Peru and Banco Dominicano del Progreso, Dominican Republic

The previously disclosed acquisitions of Banco Cencosud, Peru and Banco Dominicano del Progreso, Dominican Republic remain subject to regulatory approvals and closing conditions. These acquisitions are expected to close in the second quarter of 2019. The transactions are not considered financially material to the Bank.

Divestitures

Insurance and banking operations in the Caribbean

On November 27, 2018, the Bank announced its subsidiaries in Jamaica and Trinidad & Tobago will sell their insurance operations. The Bank will partner with the buyer to provide an expanded suite of insurance products and services to customers in Jamaica and Trinidad & Tobago.

On November 27, 2018, the Bank also announced it has entered into an agreement with another party to sell its banking operations in nine non-core markets in the Caribbean (Anguilla, Antigua, Dominica, Grenada, Guyana, St. Kitts & Nevis, St. Lucia, St. Maarten, St. Vincent & the Grenadines).

Scotia Crecer AFP and Scotia Seguros – pension and insurance in the Dominican Republic

On December 20, 2018, the Bank announced that it reached an agreement for the sale of Scotia Crecer AFP and Scotia Seguros, its pension and related insurance businesses in the Dominican Republic, subject to regulatory approvals and closing conditions.

These announced divestitures are subject to shareholder approvals, regulatory approvals and closing conditions. Combined, the Bank expects to record a gain on sale of approximately $400 million after tax for these divestitures and the Bank’s Common Equity Tier 1 (CET1) capital ratio will increase by approximately 20 basis points.

23.	Events after the Consolidated Statement of Financial Position date

Insurance and banking operations in El Salvador

On February 8, 2019, the Bank announced that it has reached an agreement under which the Bank will sell its banking and insurance operations in El Salvador, including Scotiabank El Salvador, its subsidiaries and Scotia Seguros, subject to regulatory approval and closing conditions.

This transaction is expected to result in a loss of approximately $170 million after tax that primarily represents the carrying value of goodwill relating to this business. Upon closing, the Bank’s CET1 capital ratio will increase by approximately six basis points.

Thanachart Bank, Thailand

On February 26, 2019, the Bank announced that it has entered into a non-binding memorandum of understanding (MOU) with a number of parties that would result, if concluded, in the Bank divesting its 49% investment in Thanachart Bank Public Company Limited, Thailand. The transactions contemplated under the MOU would result in the Bank holding a significantly smaller stake in a combined bank and receiving proceeds which are expected to result in a gain on sale and be accretive to the Bank’s CET1 capital ratio. All transactions contemplated by the MOU remain subject to due diligence, negotiation and agreement by the parties as to definitive documentation (including terms), as well as regulatory approval. No assurance can be given that the parties will reach a definitive agreement or that the transactions will be concluded.

Scotiabank First Quarter Report 2019    65

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2019

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 2, 2019	January 29, 2019
April 2, 2019	April 26, 2019
July 2, 2019	July 29, 2019
October 1, 2019	October 29, 2019

Annual Meeting date for fiscal 2018

The Annual Meeting for fiscal year 2018 is scheduled for April 9, 2019, in Toronto, Ontario, Canada.

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Investor Relations Department at 416-775-0798 or investor.relations@scotiabank.com.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on February 26, 2019, at 7:30 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 647-484-0474 or toll-free, at 1-888-378-4398 using ID 058659# (please call shortly before 7:30 am EST). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from February 26, 2019, to March 13, 2019, by calling 647-436-0148 or 1-888-203-1112 (North America toll-free) and entering the access code 6812697#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Global Communications Department at the above address.

Telephone: (416) 775-0828

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

66    Scotiabank First Quarter Report 2019

SHAREHOLDER INFORMATION

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021, U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank First Quarter Report 2019    67

The Bank of Nova Scotia is incorporated in Canada with limited liability.